Form 10-K405, Exhibit 13
period 1996-07-31
MAXWELL LABORATORIES INC /DE/
filed 1996-10-29
CIK 319815

Exhibit 13

                              MAXWELL TECHNOLOGIES, INC.
                                  8888 BALBOA AVENUE
                                 SAN DIEGO, CA  92123

                                 --------------------

                  NOTICE OF THE 1996 ANNUAL MEETING OF SHAREHOLDERS

                            TO BE HELD ON JANUARY 22, 1997

                                 --------------------


To the Shareholders of
Maxwell Technologies, Inc.

    The 1996 Annual Meeting of Shareholders of Maxwell Technologies, Inc., a Delaware corporation (the "Company"), will be held on January 22, 1997 at 10:00 A.M., local time, at the La Jolla Marriott, 4240 La Jolla Village Drive, La Jolla, California, for the following purposes, all as more fully set forth in the accompanying Proxy Statement:

    1. To elect 2 directors of the Company of Class I, to serve until the annual meeting of shareholders in 1999 and until their successors shall have been duly elected and qualified.

    2. To consider and approve an amendment to the Company's 1995 Stock Option Plan, increasing the number of shares reserved for options thereunder by 150,000 shares.

    3. To consider and approve an amendment to the Company's Director Stock Option Plan to remove the provision that options held by directors whose Board membership terminates will expire 60 days after such termination.

    4. To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

    The Board of Directors has fixed the close of business on November 26, 1996 as the record date for determining shareholders entitled to notice of and to vote at the meeting and any adjournment or adjournments thereof.

                                       By Order of the Board of Directors,


                                       Donald M. Roberts
                                       Secretary

Dated:  December 4, 1996

    YOU ARE CORDIALLY INVITED TO ATTEND THE MEETING. IF YOU DO NOT EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY AND RETURN IT IN THE ENCLOSED ENVELOPE AS SOON AS POSSIBLE.

                              MAXWELL TECHNOLOGIES, INC.

                                  8888 BALBOA AVENUE
                             SAN DIEGO, CALIFORNIA 92123

                                  -----------------

                     PROXY STATEMENT FOR THE 1996 ANNUAL MEETING
                    OF SHAREHOLDERS TO BE HELD ON JANUARY 22, 1997

                                  -----------------

                                 GENERAL INFORMATION

    This Proxy Statement is being mailed on or about December 4, 1996 to the shareholders of Maxwell Technologies, Inc., a Delaware corporation (the "Company"), in connection with the solicitation of proxies on behalf of the Board of Directors of the Company to be used at the 1996 Annual Meeting of the Shareholders of the Company to be held on January 22, 1997 (the "Meeting") and any adjournment or adjournments thereof. Any proxy given may be revoked at any time prior to the exercise of the powers conferred by it by filing with the Secretary of the Company a written notice signed by the shareholder revoking such proxy or a duly executed proxy bearing a later date. In addition, the powers conferred by such proxy may be suspended if the person executing the proxy is present at the meeting and elects to vote in person. All shares represented by each properly executed and unrevoked proxy received in time for the Meeting will be voted (unless otherwise indicated thereon) in the manner specified therein at the Meeting and any adjournment or adjournments thereof.

    The Company will pay the expenses of soliciting proxies, including the charges and expenses of brokerage firms and others for forwarding solicitation material to beneficial owners of shares. In addition to the use of the mails, some of the Company's directors, officers and regular employees, without extra compensation, may solicit proxies by telegram, telephone and personal interview.

    A Summary Annual Report of the Company for the fiscal year ended July 31, 1996 ("fiscal 1996") is being mailed to shareholders concurrently with the mailing of this Notice of Annual Meeting and Proxy Statement. The Summary Annual Report contains, among other things, summary financial information regarding the Company and a discussion of developments in the Company's business during fiscal 1996. In addition, there is included as an Appendix to this Proxy Statement complete financial statements of the Company together with the report of the Company's independent auditors thereon. The Appendix also contains certain additional financial and related information regarding the Company.


                                    VOTING RIGHTS

    The close of business on November 26, 1996 (the "Record Date") has been fixed by the Board of Directors as the record date for determining shareholders entitled to notice of and to vote at the Meeting and any adjournment or adjournments thereof. On the Record Date, there were outstanding ________________________shares of the Company's Common Stock, $.10 par value ("Common Stock"), all of one class and all of which are entitled to be voted at the Meeting. Holders of such issued and outstanding shares of Common Stock are entitled to one vote for each share held by them.

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

                       SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                                OWNERS AND MANAGEMENT

BENEFICIAL OWNERSHIP OF PRINCIPAL SHAREHOLDERS

    The following table sets forth, as of August 31, 1996, certain information concerning the beneficial ownership of the Company's equity securities of each person known by the Company to own beneficially five percent or more of the Company's Common Stock, the Company's only outstanding class of securities presently entitled to vote. A person is deemed to be the beneficial owner of securities, whether or not he has any economic interest therein, if he directly or indirectly has (or shares with others) voting or investment power with respect to the securities or has the right to acquire such beneficial ownership within sixty days.

                                             NUMBER OF SHARES
         NAME AND ADDRESS OF                  OF COMMON STOCK        PERCENT
          BENEFICIAL OWNER                  BENEFICIALLY OWNED (1)   OF CLASS
          ----------------                  ----------------------   --------

    The TCW Group, Inc.....................      232,588               8.1%
         865 South Figueroa Street
         Los Angeles, California  90017

    Dimensional Fund Advisors, Inc. (2)....      179,306               6.2%
         1299 Ocean Avenue, 11th Floor
         Santa Monica, California  90401

---------------

(1) Information with respect to beneficial ownership is based on information furnished to the Company by each shareholder included in the table or included in filings with the Securities and Exchange Commission.

(2) Dimensional Fund Advisors Inc. ("Dimensional"), a registered investment advisor, is deemed to have beneficial ownership of 179,306 shares of the Company's Common Stock as of June 30, 1996, all of which shares are held in portfolios of DFA Investment Dimensions Group Inc., a registered open-end investment company, or in a series of the DFA Investment Trust Company, a Delaware Business Trust, or the DFA Group Trust and the DFA Participating Group Trust, investment vehicles for qualified employee benefit plans, all of which Dimensional Fund Advisors, Inc. serves as investment manager. Dimensional disclaims beneficial ownership of all such shares. Dimensional has sole dispositive power over all of such 179,306 shares and sole voting power over 128,969 of such shares. Persons who are officers of Dimensional Fund Advisors Inc. also serve as officers of DFA Investment Dimensions Group Inc., (the "Fund") and the DFA Investment Trust Company (the "Trust"), each an open-end management investment company registered under the Investment Company Act of 1940. In their capacity as officer of the Fund and the Trust, these persons vote 29,446 additional shares which are owned by the Fund and 20,891 shares which are owned by the Trust (both included in Sole Dispositive Power above).

BENEFICIAL OWNERSHIP OF DIRECTORS, NOMINEES FOR DIRECTOR AND EXECUTIVE OFFICERS

    The following table sets forth, as of August 31, 1996, certain information concerning the beneficial ownership of the equity securities of the Company of
(i) each director and nominee for director of the Company, (ii) each person serving as Chief Executive Officer during fiscal 1996, the other four most highly compensated executive officers of the Company who earned in excess of $100,000 during fiscal 1996 and two former executive officers who would have been among such four executive officers except that they ceased serving as such prior to the end of fiscal 1996, and (iii) all directors and executive officers of the Company as a group.

    The percentages set forth in the following table as to each person's ownership of the Company's Common Stock are based on the 2,876,858 shares outstanding on August 31, 1996, plus any shares which may be acquired upon exercise of stock options held by such person which are exercisable on or within sixty days after August 31, 1996. Accordingly, the percentages are based upon different denominators.


                                        NUMBER OF SHARES
             NAME OF                     OF COMMON STOCK           PERCENT
         BENEFICIAL OWNER             BENEFICIALLY OWNED (1)       OF CLASS
         ----------------             ----------------------       --------
    Lewis J. Colby, Jr.. . . . . . .           15,915(2)                *
    Adolphe G. Gueymard. . . . . . .           18,667(2)(3)             *
    Thomas B. Hayward. . . . . . . .            9,824(2)                *
    Henry F. Owsley. . . . . . . . .           36,461(2)             1.3%
    Karl M. Samuelian. . . . . . . .           11,587(2)                *
    Donn A. Starry . . . . . . . . .            8,667(2)                *
    John W. Weil . . . . . . . . . .           15,612(2)                *
    Kenneth F. Potashner . . . . . .           98,980                3.4%
    Alan C. Kolb (4) . . . . . . . .           97,248(2) (5)         3.3%
    Kedar D. Pyatt (4) . . . . . . .           35,788(2)             1.2%
    Sean M. Maloy (4). . . . . . . .           38,644(2) (5)         1.3%
    Richard C. Eppel . . . . . . . .           13,735(2)                *
    Richard E. Smith . . . . . . . .           12,500(2)                *
    Donald M. Roberts. . . . . . . .            4,220(2)                *
    Eduardo M. Waisman . . . . . . .           14,700(2)                *
    All Directors and Executive
       Officers as a group
        (18 persons) . . . . . . . .          446,752(2)            14.6%

---------------
* Less than 1% ownership.


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

(2) Includes the following numbers of shares acquirable under options which were exercisable on or within sixty days after August 31, 1996: Alan C. Kolb, 42,000; Kedar D. Pyatt, 4,680; Sean M. Maloy, 37,350; Richard C. Eppel, 10,860; Richard E. Smith, 7,500; Donald M. Roberts, 3,000; Eduardo
     M. Waisman, 14,700; Messrs. Gueymard, Samuelian, Hayward and Drs. Weil and Colby, 8,667 each; Henry Owsley, 6,461; Donn Starry, 5,514; and all directors and executive officers as a group, 182,900.

(3) Does not include 1,157 shares held of record by Mr. Gueymard's wife. Mr. Gueymard disclaims beneficial ownership of such shares.

(4) Dr. Kolb stepped down as President and Chief Executive Officer in April, 1996 and continues as a member of the Company's Board of Directors. Dr. Pyatt and Mr. Maloy ceased serving as executive officers and directors during 1996.

(5) Dr. Kolb and Mr. Maloy also own 2,750 and 500 shares, respectively, of common stock of the Company's subsidiary, PurePulse Technologies, Inc., representing approximately 2.3% and 0.4% of the outstanding shares of that company.

                                ELECTION OF DIRECTORS

     The Board of Directors of the Company is divided into three classes, with the terms of office of each class ending in successive years. The terms of the two directors currently serving in Class I expire with this Annual Meeting of Shareholders. The directors in Class II and Class III will continue in office until their terms expire at the 1997 and 1998 Annual Meeting of Shareholders, respectively. Each director elected in Class I at the Meeting will hold office for a term expiring at the 1999 Annual Meeting of Shareholders and until his successor is duly elected and qualified.

     Holders of Common Stock are entitled to cast one vote for each share held for each of two nominees for director in Class I. The two nominees receiving the greatest number of votes will be elected directors of the Company in Class
I. It is intended that the shares represented by the enclosed proxy will be voted, unless otherwise instructed, for the election of the two nominees named below. While the Company has no reason to believe that either of the nominees will be unable to stand for election as a director, it is intended that if such an event should occur, such shares will be voted for the other nominee and for such substitute nominee as may be selected by the Board of Directors.

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

                          NOMINEES FOR ELECTION AS DIRECTORS

                                            PERIOD SERVED AS A DIRECTOR,
                                         POSITIONS AND OTHER RELATIONSHIPS
                                          WITH THE COMPANY, AND BUSINESS
     NAME AND AGE                                   EXPERIENCE
     ------------                        ---------------------------------

Kenneth F. Potashner, 39                Mr. Potashner has served Maxwell as
(Class I)                               Director, Chief Executive Officer and
                                        President since April of 1996.  From
                                        1991 through 1994 he was Vice President,
                                        Product Engineering, for Quantum
                                        Corporation.  From 1994 to April of
                                        1996, he served as Executive Vice
                                        President, Operations, of Conner
                                        Peripherals.


Henry F. Owsley, 41                     Mr.  Owsley  is  a  founding  partner
(Class I)                               of  Gordian  Group, L.P., a financial
                                        advisory and merchant banking firm
                                        formed in 1988.  He has served as a
                                        director of the Company since 1991.

                                            PERIOD SERVED AS A DIRECTOR,
                                         POSITIONS AND OTHER RELATIONSHIPS
                                          WITH THE COMPANY, AND BUSINESS
     NAME AND AGE                                   EXPERIENCE
     ------------                        ---------------------------------

                            DIRECTORS CONTINUING IN OFFICE

Lewis J. Colby, Jr., 62                 Dr.  Colby  has  been  a  director  of
(Class II)                              the Company since December, 1983.  He
                                        was a Senior Vice President-Technology
                                        of Allied-Signal, Inc. from 1985 until
                                        his retirement on January 1, 1989 and
                                        held the same position with Allied
                                        Corporation from 1981 to 1985.

Donn A. Starry, 71                      General Starry, U.S. Army, Retired, has
(Class II)                              been a director of the Company since
                                        July, 1988, and was named Chairman of
                                        the Board in October, 1995.  General
                                        Starry retired from the Army in 1983 and
                                        joined Ford Aerospace Corporation.   He
                                        served briefly as Vice President-Mission
                                        Analysis and Technical Affairs and then
                                        for three years as Vice
                                        President/General Manager of the Space
                                        Missions Group.  From January 1, 1987
                                        until his retirement from industry in
                                        1990, he served as an Executive Vice
                                        President and Special Assistant to the
                                        Chief Executive Officer of BDM
                                        International. A two term member of the Defense Science Board, he continues to consult with industry and government on tactical, operational and strategic issues.

Alan C. Kolb, 67                        Dr. Kolb has been a director of the
(Class III)                             Company since 1970.  He also served as a
                                        director from July, 1965 to October,
                                        1967.  Dr. Kolb served as Chief
                                        Executive Officer of the Company from
                                        1970 to 1996.  He was President of the
                                        Company from 1970 until 1980 and again
                                        from 1992 until 1996.  From 1980 to 1995
                                        Dr. Kolb served as Chairman of the
                                        Board.  Dr. Kolb stepped down from his
                                        positions as President and Chief
                                        Executive Officer in April, 1996, and
                                        continues with the Company as a
                                        consultant.

Karl M. Samuelian, 64                   Mr. Samuelian has been a  director of
(Class III)                             the  Company since 1967 and served as
                                        Secretary from that time until June
                                        1996.  From 1978 to June, 1980, he also
                                        held the office of Chairman of the Board of the Company. For more than five years, Mr. Samuelian has been a shareholder in the law firm of Parker, Milliken, Clark, O'Hara & Samuelian, A
                                        Professional Corporation, and a partner
                                        in the predecessor law partnership.  The
                                        Company retained the firm of Parker,
                                        Milliken, Clark, O'Hara & Samuelian, A
                                        Professional Corporation to provide
                                        legal services during fiscal 1996 and
                                        said firm has been retained in the
                                        current fiscal year.

                                            PERIOD SERVED AS A DIRECTOR,
                                         POSITIONS AND OTHER RELATIONSHIPS
                                          WITH THE COMPANY, AND BUSINESS
     NAME AND AGE                                   EXPERIENCE
     ------------                        ---------------------------------

Thomas B. Hayward, 72                   Thomas B. Hayward, U.S. Navy (Retired),
(Class III)                             is President of Thomas B. Hayward
                                        Associates, Inc., an executive
                                        consulting firm. Admiral Hayward served as the Chief of Naval Operations of the United States Navy from 1978 until his retirement from active service with the Navy in July, 1982. He is a director of Litton Industries. He was appointed a director of the Company in October, 1987.

BOARD OF DIRECTORS MEETINGS AND COMMITTEES

     The Board of Directors of the Company held a total of twelve regular and special meetings during fiscal 1996. All directors attended at least 75% of the aggregate of (a) the total number of meetings of the Board of Directors and (b) the total number of meetings of all committees of the Board on which he served.

     The Company has an audit committee, the function of which is to assist the Board of Directors in fulfilling its responsibilities with respect to corporate accounting, auditing and reporting practices. In performing such function, the audit committee maintains a direct line of communication with the Company's independent auditors. The audit committee held two meetings during fiscal 1996. Its current members are Messrs. Gueymard, Hayward, Colby, Owsley and Weil.

     The Company also has a Compensation Committee which authorizes and reviews officers' compensation. This committee held one meeting during fiscal 1996, and its current members are Messrs. Samuelian, Gueymard, Hayward, Weil, Colby, Starry, and Owsley. The Company has no nominating committee.

COMPENSATION OF DIRECTORS

     Each director of the Company (other than Mr. Potashner who receives no compensation other than that received in his capacity as an officer of the Company) receives compensation of $2,268 per quarter and $810 per Board and Committee meeting attended ($405 per Board or Committee telephonic meeting in which such director participates).

     As Chairman of the Board and head of the committee of the Board in charge of selecting a new President and Chief Executive Officer, General Starry received a total of $190,000 in consulting fees during fiscal 1996, consisting of $15,000 per month for the months of October, 1995 through March, 1996, and a success fee of $100,000. During such six-month period, General Starry received no other compensation as a director.

     DIRECTOR OPTION PLAN. The Company maintains the Maxwell Technologies, Inc. Director Stock Option Plan (the "Director Option Plan") which authorizes the granting of options to purchase a maximum of 132,300 shares of the Company's Common Stock to non-employee directors of the Company and its subsidiaries through the tenth anniversary of adoption of the Plan in 1989. Persons who are non-employee incumbent directors (or directors emeritus) of the Company are the only persons eligible to participate in the Director Option Plan. An amendment to the Director Option Plan is being submitted for approval by the shareholders at the Meeting. Please see "Proposal to Amend the Company's Director Stock Option Plan" for a discussion of such amendment and a summary of the terms of the Director Option Plan.

     DIRECTOR STOCK PURCHASE PLAN. The Company maintains the Maxwell Technologies, Inc., 1994 Director Stock Purchase Plan (the "Director Purchase Plan"), under which directors, other than those who are full-time employees of the Company, have the opportunity to purchase directly from the Company shares of Common Stock at 100% of the public trading price of the shares. A maximum of 50,000 shares have been authorized for purchases by directors under the plan.

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

     The purchase price of shares purchased under the plan is the closing price of the stock on the public trading market on the day on which the Company receives the director's request for purchase. In the event that directors seek to purchase in the aggregate more shares than are then available for purchase under the plan, the Company will reduce the number of shares to be purchased by the directors in proportion to the number originally requested. Shares purchased under the plan will be issued directly by the Company and will be without restriction as to trading, except such restrictions as are applicable generally to directors of public companies under the securities laws. As of the date of this Proxy Statement, a total of 26,087 shares have been purchased under the Director Purchase Plan.


                  PROPOSAL TO APPROVE AN AMENDMENT TO THE COMPANY'S
                                1995 STOCK OPTION PLAN

     The Board of Directors has adopted, subject to shareholder approval, an amendment to the Maxwell Technologies, Inc. 1995 Stock Option Plan (the "1995 Plan") which authorizes an increase of 150,000 shares in the number of shares of the Company's Common Stock authorized for the granting of options to purchase shares of the Company's Common Stock to key employees of the Company and its subsidiaries, including officers and directors who are also employees. This increase would bring the total number of shares authorized under the 1995 Plan to 400,000.

     The Board of Directors of the Company believes that the Company's ability to grant stock options to key employees assists the Company in attracting and retaining key employees by affording them an opportunity to acquire a proprietary interest in the Company. In particular, the Company has, during fiscal 1996, undergone a significant change in senior management, including a new chief executive officer and several new corporate officers and operating unit presidents. These changes were effected to pursue the Board's goal of significantly accelerating the commercialization of the Company's technologies. Options under the 1995 Plan were granted to these new management hires as well as other key employees of the Company.

     As a result of the foregoing, there were no shares remaining for the grant of options under the 1995 Plan on October 22, 1996, the date on which the Board of Directors adopted the proposed amendment. The ability to grant options to key employees and new hires is viewed as critical by the Board to enable it and management to continue the expansion of the Company's operations into large and competitive commercial markets.

TERMS AND CONDITIONS OF THE PLAN

     The 1995 Plan authorizes the granting during the period commencing on October 24, 1995, the date of adoption of the 1995 Plan by the Board of Directors of the Company, and concluding on the tenth anniversary thereof, of stock options to purchase in the aggregate 250,000 shares of the Company's Common Stock. As of the date of this Proxy Statement, options to purchase all 250,000 shares have been granted under the 1995 Plan. The 1995 Plan provides the flexibility for the grant of options intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") and options which do not so qualify, referred to as "non-qualified stock options."

     The 1995 Plan is administered by the Board of Directors of the Company or, at the discretion of the Board, by a Stock Option Committee appointed by the Board (the "Committee"). The Board of Directors of the Company has delegated the authority to administer the 1995 Plan to the Committee. Subject to the provisions of the 1995 Plan, the Committee has the authority to determine the employees to whom and the times at which options are granted, the price and terms of and the number of shares covered by each option, and with respect to each option granted under the 1995 Plan, whether it is intended to be an incentive stock option or a non-qualified stock option.

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

     Options granted under the 1995 Plan are exercisable in such increments and at such times as the Committee shall specify, provided that no incentive stock option may be exercised after the expiration of ten years from the date of grant, or five years from the date of grant with respect to options granted to an employee who owns more than 10% of the outstanding shares of the Company's stock. No non-qualified stock option may be exercised more than eleven years after the date of grant. Shares covered by the unexercised portion of any terminated or expired option may again be subject of further options under the 1995 Plan.

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

VOTE REQUIRED FOR APPROVAL

     Approval of the proposed amendment to the 1995 Plan by the shareholders of the Company will require the affirmative vote of a majority of the shares of Common Stock present and represented at the Meeting.

     THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL OF THE PROPOSED AMENDMENT TO THE COMPANY'S 1995 STOCK OPTION PLAN.

                           PROPOSAL TO AMEND THE COMPANY'S
                              DIRECTOR STOCK OPTION PLAN

     The Board of Directors has adopted, subject to shareholder approval, an amendment to the Maxwell Technologies, Inc. Director Stock Option Plan (the "Director Option Plan") which removes the provision requiring a director who is terminating his membership on the Board of Directors to exercise vested options previously granted under the Director Option Plan within sixty (60) days of such termination or the options will expire. After this amendment, former directors will continue to hold and have the right to exercise vested options for the balance of the stated term of such options. Options in which a director is not vested at the time he leaves the Board will be forfeited as currently provided in the Director Option Plan.

     The Board of Directors believes that the Director Option Plan provides an important incentive to attract qualified individuals to serve as members of the Board. In particular, the Company has, during fiscal 1996, undergone a significant change in management and a reorganization of its operating businesses to accelerate the commercialization of its technologies. Likewise, the Board is undergoing a review of its own membership with a goal of matching the skills and experience of the directors to the orientation of the Company towards large commercial markets for its products and services. Removing the 60 day requirement will facilitate changes in the membership of the Board from time to time to assure the close coordination of Board skills and experience with the Company's operations and business strategy.

TERMS AND CONDITIONS OF THE PLAN

     The Director Option Plan authorizes the granting during the period commencing on August 17, 1989, the date of its adoption by the Board of Directors of the Company, and concluding on the tenth anniversary thereof, of stock options to purchase an aggregate of 132,300 shares of the Company's Common Stock. Persons who are incumbent directors (or directors emeritus) of the Company who are not at the time employees of the Company or any subsidiary of the Company are the only persons eligible to participate in the Director Option Plan. As of the date of this Proxy Statement options to purchase a total of 62,310 shares are outstanding under the Director Option Plan, and 66,837 shares are available for future grant.

     The Director Option Plan is administered by the Board of Directors of the Company which has the authority, subject to the terms of the Director Option Plan, to prescribe, amend and rescind rules and regulations pertaining to the Plan and the administration thereof. There are no limitations as to the maximum or minimum number of shares that may be optioned to any one individual; however, the Director Option Plan by its terms prescribes an initial grant of options thereunder to purchase 3,000 shares of Common Stock to each of the Company's non-employee directors on the date of adoption of the Plan by the Board of Directors. The Director Option Plan further provides that each non-employee director will automatically receive annual grants of options to purchase 1,000 shares of the Company's Common Stock on the first business day following the scheduled organizational meeting of the Board of Directors of the Company (which is the first meeting of the Board following the Company's Annual Meeting of Shareholders), provided that any eligible director on the date of any such annual grant who was not a member of the Board of Directors on the date of the preceding grant of options under the Director Option Plan and who was not an employee of the Company at any time after the date of such preceding grant will receive an initial grant of options to purchase 3,000 shares of the Company's Common Stock.

     The purchase price of shares covered by an option granted under the Director Option Plan is the fair market value (as defined in the Plan) of the Company's Common Stock on the date of grant of the option. Generally, fair market value is defined as the mean between the closing bid and asked quotations for such stock on the date of grant.

     Each option granted under the Director Option Plan becomes exercisable in full on the first anniversary of the date on which it was granted, provided that no such option may be exercised after the expiration of ten years from the date of grant. Shares covered by the unexercised portion of any terminated or expired option may again be the subject of further options under the Director Option Plan.

     Upon any exercise of an option granted under the Director Option Plan, the purchase price of the shares purchased upon such exercise shall be paid in full
(i) in cash, (ii) by delivery to the Company of shares of its Common Stock having a fair market value equal to the purchase price or (iii) by a combination of cash and stock. The fair market value of shares of the Company's Common Stock delivered in full or partial payment of exercise price of an option will be determined by the Board of Directors as of the date of exercise in the same manner by which the fair market value of shares of the Company's Common Stock is determined on the date of grant of an option.

     The Company receives no consideration upon the grant of any option under the Director Option Plan. Cash proceeds received by the Company from the sale of Common Stock pursuant to the exercise of options granted under the Director Option Plan will constitute general funds of the Company which may be used for general corporate purposes.

     Under the Director Option Plan, if an optionee's service as a director of the Company is terminated for any reason, the number of shares purchasable under any options granted thereunder held by such optionee is limited to the number of shares which are purchasable by him at the date of such termination. If termination of his services as a director occurs by reason of his death, the option will expire unless exercised by the optionee's successor within one year after the date of death.

     Options granted under the Director Option Plan are exercisable only by the optionee during his lifetime and are not transferable except by will or the laws of descent and distribution.

     In the event of any change in the Common Stock by reason of recapitalization, reclassification, stock splitup, combination of shares, stock dividend, or like capital adjustment, the Director Option Plan provides that the Board of Directors shall make appropriate adjustments in the aggregate number, class and kind of shares available for option grants under the Director Option Plan or subject to outstanding options thereunder and also make appropriate adjustments in the per share exercise price of outstanding options.

     In the event of the merger, consolidation or other reorganization of the Company, or in the event of any dissolution or liquidation of the Company, the Director Option Plan provides that the Board of Directors shall elect either to
(i) appropriately adjust the number, class, kind and exercise price of shares subject to all outstanding options thereunder and shares which may become subject to options granted thereafter, or (ii) terminate the Director Option Plan and any options theretofore granted thereunder, subject to the right of optionees under the Director Option Plan to exercise, in whole or in part (including the portion of options which may not otherwise have been exercisable due to any insufficient passage of time), their options during a period of not less than thirty days following notification by the Company of the event causing such termination.

     The Director Option Plan may be amended, suspended or terminated by the Board of Directors of the Company at any time, except that no amendment of the Plan may, without shareholder approval, change the number of shares subject to the Plan (except pursuant to adjustments of the types described above), change the designation of the class of directors eligible to receive options or materially increase the benefits accruing to participants under the Plan. The Board of Directors of the Company also has the right to modify, extend or renew outstanding options granted under the Director Option Plan or to authorize the grant of new options in substitution therefor, provided that no such action may affect, without his consent, any right or obligation of an optionee under an option previously granted to him and except that no such power shall be exercised in a manner which would adversely affect the qualification of the Director Option Plan or any other stock related plan of the Company under Rule 16b-3 under the Securities Exchange Act of 1934. No options may be granted under the Director Option Plan after its termination on August 16, 1999.

FEDERAL TAX CONSEQUENCES

     Options granted under the Director Option Plan will not constitute "incentive stock options" as defined in the Internal Revenue Code of 1986, as amended, but rather will constitute "nonstatutory" options. No federal income tax consequences result from the grant of a nonstatutory stock option. Generally, an optionee will recognize ordinary income upon exercise of a nonstatutory stock option in an amount equal to the difference between the fair market value on the date of exercise of the shares acquired upon exercise of the option and the aggregate exercise price for such shares. The Company will be entitled to an income tax deduction equal to the amount of ordinary income recognized by an optionee as a result of the exercise of a nonstatutory stock option. The preceding discussion under the heading "Federal Income Tax Consequences" is based on federal tax laws and regulations as in effect on the date of this Proxy Statement and does not purport to be a complete description of the federal income tax aspects of the Director Option Plan.

VOTE REQUIRED FOR APPROVAL

     Approval of the proposed Amendment to the Director Option Plan by the shareholders of the Company will require the affirmative vote of a majority of the shares of Common Stock present and represented at the Meeting.

     THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL OF THE PROPOSED AMENDMENT TO THE COMPANY'S DIRECTOR STOCK OPTION PLAN.

                                EXECUTIVE COMPENSATION

EXECUTIVE COMPENSATION

     The following table sets forth as to each person serving as Chief Executive Officer during fiscal 1996, each of the other four most highly compensated executive officers of the Company at July 31, 1996 who earned more than $100,000 in the fiscal year then ended, and two former executive officers who would have been among the four most highly compensated executive officers except that they ceased serving as such prior to the end of fiscal 1996, information concerning compensation for services rendered in all capacities to the Company and its subsidiary, PurePulse Technologies, Inc. ("PurePulse"), during each of the fiscal years ended July 31, 1996, 1995 and 1994 in which such individuals served as an executive officer.

SUMMARY COMPENSATION TABLE


                                                                                LONG-TERM COMPENSATION
                                                                          -----------------------------------
                                                                                          STOCK OPTION GRANTS
                                             ANNUAL COMPENSATION (1)                        (NO. OF SHARES)
                                        -------------------------------     RESTRICTED    -------------------     ALL OTHER
NAME AND POSITION             YEAR       SALARY     BONUS   OTHER(2)(3)   STOCK AWARD(4)  COMPANY  PUREPULSE   COMPENSATION (5)
-----------------             ----      -------     -----   -----------   --------------  -------- ----------  ----------------
Kenneth F. Potashner (6)      1996      $93,847   $100,000       -0-       $645,105       88,980     3,000         $ 44,000
     Chief Executive
     Officer, President,
     Chief Operating
     Officer, and Director

Alan C. Kolb (7)              1996      256,506        -0-     $55,861        -0-         11,500                    404,440
     Director and Former      1995      274,806        -0-      49,731        -0-         20,000     1,200            4,500
     Chief Executive          1994      292,015        -0-      13,266        -0-           -0-                      27,393
     Officer

Kedar D. Pyatt(7)             1996      171,602        -0-       -0-          -0-           -0-                       4,500
     Former Sr. Vice          1995      171,602        -0-       -0-          -0-          5,000                      4,182
     President                1994      181,746        -0-       5,393        -0-           -0-                      10,039

Richard E. Smith (6)          1996      167,400        -0-       -0-          -0-           -0-                       3,411
     Vice President           1995      128,963        -0-       -0-          -0-         25,000                        -0-

Richard C. Eppel (6)          1996      164,000      9,806       -0-          -0-         25,000                      4,500
     Vice President

Sean M. Maloy (7)             1996      159,065        -0-       -0-          -0-         10,500                      45,392
     Former Executive         1995      174,602        -0-       -0-          -0-         20,000       600             4,409
     Vice President           1994      183,974        -0-       -0-          -0-           -0-                      13,865

Donald M. Roberts             1996      150,010        -0-       -0-          -0-          5,000                        346
     General Counsel,         1995      150,010        -0-       -0-          -0-           -0-                         -0-
     and Secretary            1994       46,734        -0-       -0-          -0-          5,000                        -0-

Eduardo M. Waisman            1996      141,400        -0-       -0-          -0-          5,000                      4,242
     Vice President           1995      141,400        -0-       -0-          -0-         15,000                      4,242
                              1994      113,175        -0-       -0-          -0-           -0-                       5,554


---------------

(1) Amounts shown include cash compensation earned and received by executive officers and former executive officers as well as amounts earned but deferred at the election of those officers under the Company's Savings Plan.

(2) Represents the amounts paid to Dr. Kolb during fiscal years 1996, 1995 and 1994 and to Dr. Pyatt during fiscal year 1994 to defray income taxes payable by them in connection with the receipt of certain supplemental retirement annuities.

(3) Does not include the dollar value of certain perquisites and other personal benefits, securities or property the recipient received as personal benefits. Although such amounts cannot be determined precisely, the Company has concluded that the aggregate amount thereof does not exceed as to any of the named individuals the lesser of $50,000 and 10% of the total salary and bonus paid to such individual for fiscal 1996.

(4) Mr. Potashner was awarded 88,980 shares of restricted stock with a fiscal year-end value, measured in terms of the closing price of the Company's Common Stock on July 31, 1996, of $1,156,740. The stock vests 25% after one year, and 1/48 per month thereafter. Mr. Potashner will be considered the owner of the shares for purposes of voting and receiving dividends.

(5) The amounts shown in this column for fiscal 1996 consist of matching contributions made by the Company under its Savings Plan, and for Mr. Potashner and Mr. Maloy, $44,000 and $41,358, respectively, received under consulting arrangements, and for Dr. Kolb $400,000 pursuant to the conclusion of his three-year employment contract.

(6) Mr. Smith was appointed an executive officer during fiscal 1995, and Mr. Potashner and Mr. Eppel during fiscal 1996.

(7) Dr. Kolb was the Chief Executive Officer of the Company through April 26, 1996, and Dr. Pyatt and Mr. Maloy ceased serving as executive officers during fiscal 1996.

OPTION GRANTS IN LAST FISCAL YEAR

    The following table shows information on grants of stock options pursuant to the Company's 1995 and 1985 Stock Option Plans and the PurePulse Technologies, Inc. 1994 Stock Option Plan ("PurePulse Option Plan") to those individuals named in the foregoing Summary Compensation Table who received such grants in fiscal 1996. Pursuant to the Securities and Exchange Commission rules, the table also shows the value of the options granted at the end of the five- or ten-year option terms if the stock price were to appreciate annually by 5% and 10% respectively. There is no assurance that the stock price will appreciate at the rates shown in the table.


                                                                                   POTENTIAL REALIZABLE
                                                                                     VALUE AT ASSUMED
                                                                                     ANNUAL RATES OF
                                   PERCENTAGE OF                                       STOCK PRICE
                                   TOTAL OPTIONS                                     APPRECIATION FOR
                                    GRANTED TO      EXERCISE                            OPTION TERM
                     OPTIONS       EMPLOYEES IN       PRICE     EXPIRATION       -----------------------
    NAME             GRANTED (1)    FY 1996 (2)    (PER SHARE)     DATE             5%             10%
    ----              -----------   -------------  -----------  ----------       --------     ----------
Kenneth F. Potashner
    Company            88,980         28.54%          $7.13       03-27-06       $398,990     $1,011,110
    PurePulse           3,000         44.78%         $28.00       07-06-06        $52,830       $133,870
Alan C. Kolb           11,500          3.69%          $7.25       08-13-00        $23,040        $50,900
Richard C. Eppel       25,000          8.02%          $7.50       08-15-00        $51,810       $114,470
Sean M. Maloy          10,500          3.37%          $7.25       08-13-00        $21,030        $46,470
Donald M. Roberts       5,000          1.60%         $10.00       05-09-01        $13,820        $30,530
Eduardo M. Waisman      5,000          1.60%          $7.25       08-13-00        $10,020        $22,130


---------------

(1) Such options were all granted under either the Company's 1995 or 1985 Stock Option Plan or, with respect to Mr. Potashner, the PurePulse Option Plan. The purchase price of shares covered by such stock options may not be less than the fair market value of the underlying common stock at the date of grant. The term of each such option is five years with the exception of Mr. Potashner's options, which have ten year terms. The increments in which the options are exercisable are determined by the committee which administers the Plans.

(2) Total options include options covering 7,000 shares granted to directors under the Company's Director Stock Option Plan.

FISCAL YEAR END OPTION VALUES

    Shown below is information on each of the eight named executive officers and former executive officers of the Company with respect to the value of stock options exercised by them during fiscal 1996, measured in terms of the closing price of the Company's Common Stock on the date of exercise, and with respect to the value of unexercised options to purchase the Company's Common Stock held by them and granted in fiscal 1996 and prior years under the Company's 1995 or 1985 Stock Option Plans, measured in terms of the closing price of the Company's Common Stock on July 31, 1996, the last day of the Company's fiscal year 1996.




                         SHARES ACQUIRED                   NUMBER OF UNEXERCISED       VALUE OF UNEXERCISED
                           ON EXERCISE      VALUE             OPTIONS HELD AT        IN-THE-MONEY OPTIONS AT
    NAME               (NUMBER OF SHARES) REALIZED ($)       JULY 31, 1996 (1)           JULY 31, 1996 (1)
    ----               ------------------ ------------  ---------------------------  --------------------------
                                                        EXERCISABLE   UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
                                                        -----------   -------------  -----------  -------------
Kenneth F. Potashner           -0-            -0-            -0-         88,980            -0-      $ 522,313
Alan C. Kolb                   -0-            -0-         53,576            -0-      $ 225,984      $     -0-
Kedar D. Pyatt                 -0-            -0-          3,180          3,920      $  12,097      $  20,212
Richard E. Smith               -0-            -0-          7,500         17,500      $  41,250      $  96,250
Richard C. Eppel               -0-            -0-          3,360         25,840      $   7,694      $ 139,424
Sean M. Maloy                6,289         $7,328         37,350            -0-      $ 184,456      $     -0-
Donald M. Roberts              -0-            -0-          3,000          7,000      $  16,500      $  26,000
Eduardo M. Waisman             -0-            -0-          8,700         16,550      $  34,368      $  88,904




(1) Does not include options held by Mr. Potashner to purchase 3,000 shares under the PurePulse Option Plan, none of which are currently exercisable, or options held by Dr. Kolb and Mr. Maloy under the PurePulse Option Plan to purchase 1,200 shares and 600 shares, respectively, all of which are currently exercisable. No public market for these shares exists, and accordingly, no value in excess of exercise price has been attributed to those options.

---------------

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

                   COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN
          AMONG MAXWELL TECHNOLOGIES, INC., NASDAQ, AND INDUSTRY PEER GROUP
                            YEAR ENDING JULY 31, 1991-1996

                                       [GRAPH]


CRSP TOTAL RETURNS INDEX FOR:       07/31/91  07/31/92  07/30/93  07/29/94  07/31/95  07/31/96
-----------------------------       --------  --------  --------  --------  --------  --------
Maxwell Technologies, Inc.            100.0      81.8     106.3      70.8      66.5     111.6
Nasdaq Stock Market (US & Foreign)    100.0     117.1     143.2     147.0     204.1     221.2
Self-Determined Peer Group            100.0      86.2     118.9     126.5     211.3     153.0

Companies in the Self-Determined Peer Group
     CALIFORNIA MICROWAVE INC              COHERENT INC
     CUBIC CORP                            ILC TECHNOLOGY INC
     KAMAN CORP                            TITAN CORP
     WATKINS JOHNSON CO

Notes:
     A. The lines represent monthly index levels derived from compounded daily returns that include all dividends.
     B. The indexes are reweighted daily, using the market capitalization on the previous trading day.
     C. If the monthly interval, based on the fiscal year-end, is not a trading day, the preceeding trading day is used.
     D.  The index level for all series was set to $100.0 on 07/31/91.

    ASSUMES $100 INVESTED 7/31/91 IN MAXWELL TECHNOLOGIES, INC. COMMON STOCK, NASDAQ, AND INDUSTRY PEER GROUP (DIVIDENDS REINVESTED)
    INDUSTRY PEER GROUP INCLUDES: CALIFORNIA MICROWAVE, COHERENT, INC., CUBIC CORPORATION, ILC TECHNOLOGY, INC., KAMAN CORPORATION CLA, TITAN CORPORATION, AND WATKINS-JOHNSON

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

    A formal Compensation Committee of the Board of Directors of the Company was established during fiscal year 1993 and is comprised of all directors other than Dr. Kolb and Mr. Potashner. The compensation policies of the Company are designed to set its executive compensation, including salary and short-term and long-term incentive programs, at a level consistent with amounts paid to executive officers of companies of similar size and marketplace orientation. In this regard, from time to time over the last approximately ten years, the Company has retained the services of a nationally recognized consulting firm specializing in executive compensation issues to perform market analyses of competitive compensation practices for selected executive officers. The compensation policies of the Company are also designed to link executive officer compensation to the Company's performance in the short-term and long-term, to reward individual achievement and to attract and retain qualified executives.

    The Company's executive compensation consists of three principal components:

    (1) BASE SALARY. Base salary is intended to be set at a level consistent with amounts paid to executive officers of companies of comparable size and business areas and generally reflective of the performance of the Company and the individual. Salaries for executive officers are reviewed on an annual basis. No salary increases were instituted for the executive officers in fiscal 1996. Base salary (and annual incentive bonus compensation) for the Company's Chief Executive Officer is set forth in Mr. Potashner's employment agreement discussed below.

    (2) ANNUAL INCENTIVE COMPENSATION. In view of the uncertainty regarding financial targets for fiscal 1996, no bonus plan was established for fiscal 1996. For fiscal 1996 Mr. Potashner received a bonus of $100,000 as provided for under his employment agreement and Richard Eppel received a $9,800 bonus under a bonus plan applicable to the I-Bus division. No other bonuses were awarded in fiscal 1996 to executive officers. For fiscal 1997, the Compensation Committee adopted a bonus plan for executive officers (other than the Chief Executive Officer) under which all or a portion of a target bonus (not to exceed 50% of annual salary) will be paid depending on earnings per share performance compared to a range of targets for the Company for fiscal 1997.

    (3) LONG TERM INCENTIVE COMPENSATION/STOCK OPTIONS. The Company's long-term incentive program consists of a stock option program pursuant to which the Chief Executive Officer and other executive officers (as well as other key employees) are periodically granted stock options at the then fair market value of the Company's Common Stock. In addition, the Company adopted a program in early fiscal 1997 for the award of stock options to such individuals in the Company's operating subsidiaries. These option programs are designed to reward and retain executive officers over the long-term and to link the value of the incentive to increases in the value of the subsidiaries and in the Company's stock price over time, benefiting shareholders as a whole. Options in Company Common Stock granted to the executive officers identified in the Summary Compensation Table during fiscal 1996 are set forth in the table above under the caption "Option Grants in Last Fiscal Year."

                                                       Dated:  December 4, 1996.

                             COMPENSATION COMMITTEE

                             Lewis J. Colby, Jr.
                             Adolphe G. Gueymard
                             Thomas B. Hayward
                             Henry F. Owsley
                             Karl M. Samuelian
                             Donn A. Starry
                             John W. Weil

                             STOCK OPTION COMMITTEE

                             Lewis J. Colby, Jr.
                             Donn A. Starry
                             John W. Weil

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During fiscal 1996, the Compensation Committee of the Board of Directors was comprised of directors Colby, Gueymard, Hayward, Starry, Samuelian, Weil and Owsley. The same directors continue to serve on the Compensation Committee at the present time.

     Mr. Samuelian served as Secretary of the Company until June, 1996, and is a shareholder in the law firm of Parker, Milliken, Clark, O'Hara & Samuelian, A Professional Corporation. The Company retained the firm of Parker, Milliken, Clark, O'Hara & Samuelian, A Professional Corporation, to provide legal services during fiscal 1996 and said firm has been retained in the current fiscal year.

EMPLOYMENT CONTRACTS , TERMINATION OF EMPLOYMENT AND CHANGE-IN- CONTROL ARRANGEMENTS

     EMPLOYMENT AGREEMENT. In March, 1996, the Company entered into a Chief Executive Officer Employment Contract ("Contract") with Kenneth F. Potashner pursuant to which Mr. Potashner became the President and Chief Executive Officer of the Company effective April 26, 1996. The Contract is for a term ending July 31, 1998, and requires Mr. Potashner to perform the duties associated with the office of chief executive of the Company plus such other duties or positions as the Board of Directors may require. Mr. Potashner is currently also performing the duties of the Company's chief operating officer. The Contract provides for a base salary of $400,000 per year, reviewed annually, with an annual bonus opportunity of up to 100% of base salary (subject to a minimum bonus of $200,000 for fiscal 1997) to be determined by the Board of Directors. Mr. Potashner also received 88,980 shares of restricted stock under the Contract and options under the Company's 1995 Stock Option Plan for a like number of shares. Both the restricted shares and the options are subject to a four-year vesting schedule.

     Under the Contract, Mr. Potashner will be immediately vested in the restricted shares and stock options, shall receive a payment of two-years salary plus target bonus, and shall continue for one year to receive benefits comparable to those being received, in the event that a "change in control" occurs and either his compensation or responsibilities are reduced or the Company's headquarters are moved more than 30 miles. A "change in control" is defined as the acquisition by a person or group of a majority of the Company's stock by direct purchase or through a merger, the liquidation or sale of substantially all of the assets of the Company or a change in a majority of the members of the Board of Directors other than through membership changes determined by the Board itself. If Mr. Potashner is terminated without cause during the term of the Contract, he will be paid the base salary and target bonus remaining to be paid for the balance of the stated term of the Contract (but not less than one full year of such salary and bonus) and the restricted shares and stock options shall become fully vested. In the event Mr. Potashner voluntarily resigns or is terminated for cause, he shall be paid only such salary and accrued vacation pay as is then due to him and no acceleration of vesting shall occur with respect to the restricted shares or stock options.

     CONSULTING AND SEVERANCE ARRANGEMENTS. In connection with the relinquishment by Dr. Kolb of the offices of President and Chief Executive Officer of the Company in April, 1996 and the expiration of his employment agreement with the Company at the end of fiscal 1996, the Company paid him a lump sum separation payment of $400,000, amended Dr. Kolb's existing stock options to become fully vested and entered into a consulting agreement with him on August 1, 1996. Under the consulting agreement, Dr. Kolb has agreed to consult with the Company for a substantial portion of his time and will be paid $10,000 per month, with a bonus opportunity of up to 100% of base consideration at the discretion of the Company's Chief Executive Officer. The consulting agreement has a three-year term and the scope and consideration are subject to periodic reviews by the Chief Executive Officer.

     During fiscal 1996, Sean Maloy relinquished his position as Executive Vice President-Operations and Chief Operating Officer and terminated employment with the Company. In connection therewith, the Company entered into an agreement with Mr. Maloy under which the Company is paying Mr. Maloy approximately $13,750 per month, and Mr. Maloy is providing consulting services to the Company's Chief Executive Officer. This arrangement is scheduled to expire in October, 1997. The Company also agreed to amend Mr. Maloy's existing stock options to cause them to be 100% vested and to remain in effect for their natural terms notwithstanding Mr. Maloy's cessation of employment.

                   RELATIONSHIP WITH INDEPENDENT PUBLIC ACCOUNTANTS

     Ernst & Young LLP, certified public accountants ("E&Y"), were the Company's auditors in fiscal 1996.

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

                                SHAREHOLDER PROPOSALS

     Shareholders may present proposals for inclusion in the proxy statement and form of proxy to be used in connection with the 1997 Annual Meeting of Shareholders of the Company, provided such proposals are received by the Company no later than July 7, 1997 and are otherwise in compliance with applicable laws and regulations.

                                    OTHER BUSINESS

     The Board of Directors does not intend to present any other business at the meeting and knows of no other matters which will be presented at the meeting.

                                        By Order of the Board of Directors



                                             Donald M. Roberts
                                                  Secretary

Dated: December 4, 1996

YOU ARE CORDIALLY INVITED TO ATTEND THE MEETING. IF YOU DO NOT EXPECT TO ATTEND THE MEETING, PLEASE MARK, SIGN AND DATE THE ENCLOSED PROXY AND RETURN IT IN THE ENCLOSED ENVELOPE AS SOON AS POSSIBLE.

                                      APPENDIX A







                              MAXWELL TECHNOLOGIES, INC.

                        FISCAL YEAR 1996 FINANCIAL INFORMATION

                              MAXWELL TECHNOLOGIES, INC.

                                 INDEX TO APPENDIX A


                                                                           Page
                                                                           ----

Management's Discussion and Analysis of Financial Condition
  and Results of Operations.............................................   A-2
Five-Year Selected Financial Data.......................................   A-7
Consolidated Balance Sheet at July 31, 1996 and 1995....................   A-8
Consolidated Statement of Income for the Years Ended July 31, 1996,
  1995 and 1994.........................................................   A-9
Consolidated Statement of Shareholders' Equity for the Three Years
  Ended July 31, 1996...................................................   A-10
Consolidated Statement of Cash Flows for the Years Ended
  July 31, 1996, 1995 and 1994.........................................    A-11
Notes to Consolidated Financial Statements..............................   A-12
Report of Ernst & Young LLP, Independent Auditors.......................   A-24

                      MAXWELL TECHNOLOGIES INC., AND SUBSIDIARY

             MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                              AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     Fiscal year 1996 was a signal year for the Company. Several major events are highlighted in this opening section of the discussion of results of operations. First, Dr. Alan C. Kolb, President and Chief Executive Officer of the Company, turned these duties over to Kenneth F. Potashner in April 1996.
Dr. Kolb, CEO of Maxwell since 1970, became a consultant to the Company effective August 1st. Mr. Potashner comes to Maxwell from Conner Peripherals, where he served as Executive Vice President and General Manager of Disk Drive Operations, a $2.5 billion business in California's Silicon Valley. He brings to Maxwell a track record of aggressive time-to-market improvements, new product commercialization and enhanced profitability and growth.

     In January, the Company re-positioned its Sierra Capacitor/Filter division from a largely military and space-based product orientation to a commercial focus emphasizing the division's new medical products. The medical products are for filtering unwanted electromagnetic signals which could otherwise interfere with the operation of implantable defibrillator/pacemakers. The result of this restructure at Sierra was five profitable months for the division in the last two quarters of the year - after several years of quarterly losses - and a record beginning-of-year backlog going into fiscal 1997.

     Also in January, the Company adopted Financial Accounting Standards Board
(FASB) Statement No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF. Statement No. 121 requires that the carrying amount of certain long-lived assets be written down if an impairment in value is determined to exist and the assets are not supported by adequate anticipated future cash flows, as defined by the FASB. The adoption of Statement No. 121 resulted in a write-down of assets for the Company, as described below.

     In June, Maxwell sold its chemical analytical services business. This group performed sample analysis, primarily for the U.S. Environmental Protection Agency and the Department of Energy. The environmental chemistry laboratory, while profitable in years past, incurred substantial losses in fiscal 1996, and the operation did not possess a strong synergy or strategic relevance to the core business areas on which the Company is focusing.

     Also in June, the Company announced a plan of reorganization. Under the leadership of Mr. Potashner, the Company's operations were re-cast into five distinct business units, effective August 1, 1996. These business units align Maxwell's capabilities into strategic product and market-focused groups in order to foster technology synergy, sharpen production and customer service, and position the Company to more rapidly achieve product-to-market goals. As a further reflection of its new direction, with an emphasis on commercial productization rather than funded research, the Company changed its corporate name from Maxwell Laboratories to Maxwell Technologies shortly after the 1996 fiscal year-end.

     These significant actions taken in 1996, as outlined above, resulted in the Company taking write-offs totaling approximately $14.4 million primarily during the second and third quarters of the fiscal year. The $14.4 million also included a reserve for net deferred income tax assets, certain environmental, contract and inventory reserves, and charges for facilities consolidations. Management believes that the actions and charges taken have positioned Maxwell to better pursue its strategic business objectives, and to operate as a leaner, more tightly focused company.

     In order to align management's discussion of business segment sales and cost of sales with the new internal management focus described above, the Company's segments have been re-defined as follows.

- Commercial and Industrial PC Products segment, operated through the I-Bus business unit: Design and manufacture of custom and standard PC solutions for original equipment manufacturers.

-    Technology Programs and Systems segment, operated through the Federal
     Division: Scientific research, computer simulation and analysis, design, development and integration of major pulsed power systems, and operation and maintenance of test facilities, primarily for the U.S. Government Department of Defense.

- Information Products and Services, operated through the Information Systems business unit: State-of-the-art software products and services for management information and integrated justice information systems, as well as educational products and applications for the Internet and for wide-area and local-area networks.

- Power Conversion Products, operated through the Energy Products and PurePulse Technologies business units: Design, development and manufacture of component parts and subsystems that condition and/or exploit electrical energy, primarily in the form of pulsed-power.

     Sales for fiscal year 1996 increased to $80.9 million, or 8% over the $75.0 million of fiscal 1995. Sales in fiscal 1994 were $85.5 million, and included approximately $13.5 million more in sales to the U.S. Government, primarily the Department of Defense, than in 1995 or 1996.

     The following table depicts sales and cost of sales by business segment for the years ended July 31, 1996, 1995, and 1994. For purposes of this table, the chemical analytical services business and the Brobeck division, which were sold and shut-down in fiscal years 1996 and 1994, respectively, are included with Technology Programs and Systems.


                                                        SALES
                                                        -----
                                            1996         1995           1994
                                            ----         ----           ----
Commercial and Industrial                 $ 26,131     $ 23,319       $ 18,967
  PC Products
Technology Programs & Systems               30,198       31,064         46,625
Information Products & Services              8,134        5,414          3,586
Power Conversion Products                   16,448       15,207         16,285
                                          --------     --------       --------
                                          $ 80,911     $ 75,004       $ 85,463
                                          --------     --------       --------
                                          --------     --------       --------

                                             COST OF SALES
                                             -------------
                                        % OF             % OF             % OF
                               1996    SALES    1995    SALES    1994    SALES
                               ----    -----    ----    -----    ----    -----
Commercial and Industrial    $ 18,498  70.8%  $ 15,565  66.7%  $ 13,155  69.4%
  PC Products
Technology Programs &
  Systems                      24,539  81.3%    24,832  79.9%    38,300  82.1%
Information Products &
  Services                     10,295 126.6%     4,773  88.2%     2,860  79.8%
Power Conversion Products      12,561  76.4%    11,277  74.2%    14,240  87.4%
                             --------         --------         --------
                             $ 65,893  81.4%  $ 56,447  75.3%  $ 68,555  80.2%
                             --------  -----  --------  -----  --------  -----
                             --------  -----  --------  -----  --------  -----

     Commercial and Industrial PC Products sales continue to increase under I-Bus' strategy of being positioned as the supplier of choice for OEMs in its target markets. I-Bus' sales and marketing plans focus on large design-in wins; however, such large programs generally have greater competition and therefore lower profit margins and this has affected cost of sales as a percent of sales in 1996. Another factor affecting the cost of sales percentage in fiscal 1996 as compared to 1995 was an increased write-off of obsolete materials due to the introduction of new products and phase-out of older ones. A portion of the decrease in the cost of sales percentage from 1994 to 1995 is due to the impact of sales growth given the fixed nature of certain of the overhead costs.

     The $1 million decrease in Technology Programs and Systems sales in 1996 from 1995 is comprised of a $3 million decrease in the recently sold Chemistry group's sales, partially offset by increased sales primarily in two program areas. One program is an on-base operations and maintenance contract in support of Defense research involving the Company's pulsed-power area of expertise, and the other is for the analysis, supervision and support of Air Force research in the area of advanced sensors. As previously mentioned, 1996 and 1995 included approximately $13.5 million less in Government work than was realized in 1994, primarily due to cutbacks in Defense spending. While we believe we are at a level of Defense work which could remain a stable core, the level of future Defense cutbacks and the impact on the Company is not predictable and, therefore, previously reported results are not necessarily indicative of those to be expected in the future. While cost of sales as a percent of sales is generally consistent from year to year, fiscal 1996 reflects improved recovery of overhead costs in the Defense business which was offset by losses incurred by the Chemistry group, and 1994 reflects the carrying costs of the Brobeck division prior to its shut down.

     Information Products and Services sales during fiscal year 1996 consist primarily of the following: the Business Systems group's sales of its JAMIS accounting and MIS software package, and three large multi-year contracts, two for integrated justice information systems in the State of Florida, and one for the network component of a Child Support Enforcement System in South Carolina. Business Systems sales have been near the $2 million mark in all three years. The increase in sales over the three-year period, therefore, reflects the ramp-up of work in 1994 on two of the large contracts which were won in that year, with such ramp-up continuing into 1995. In 1996, the award and commencement of work on the third large contract further increased the level of sales. The increase in cost of sales as a percent of sales in 1996 is due to current year charges taken in the second quarter to reflect anticipated performance on the ultimate completion of the software contracts, and the write-down of certain capitalized software. A portion of the increase in the cost of sales percentage over the three year period is due to reduced profit margins associated with entry into new commercial software markets. All three of the multi-year contracts mentioned above are scheduled for completion in fiscal year 1997. The Information Systems unit is pursuing funding for add-ons and enhancements to these software projects, and has bid on additional large justice information systems, but the ultimate realization of such new business and its impact on the Company is not currently predictable.

     The 1996 sales increase over 1995 in Energy Products and Subsystems is primarily attributable to greater sales of disk resistors for enhancing the life of medical x-ray equipment, shipments in the third and fourth quarters of Sierra's new medical product, and an increase in funded R&D and prototype system sales at PurePulse. These increases were partially offset by a decrease in funded capacitor R&D. The sales decrease in 1995 from 1994 is primarily attributable to reduced sales of electronic circuit components and disk resistors. The higher cost of sales as a percent of sales in fiscal 1994 is primarily due to a $2 million charge on an overseas contract for customized capacitors which was terminated shortly after July 31, 1994.

     Internally funded research and development expenses were $5.08 million in fiscal 1996, a negligible change from the $5.04 million of the prior year. In 1994 these expenses were $4.79 million, with the lower amount primarily due to lesser expenditures on commercial software initiatives and PC-based product development. Such expenditures have been increased in the two more recent fiscal years in support of the Company's information technology focus area. As a percent of total Company sales, internal research and development expenditures for fiscal 1996, 1995, and 1994 were 6.3%, 6.7% and 5.6%, respectively.

     Selling, administrative and general expenses in fiscal year 1996 were $15.56 million, or 19.2% of sales. However, approximately $1.5 million of the nearly $14.5 million in 1996 reserves and write-offs outlined above are included in these expenses. Excluding those special charges, selling, administrative and general expenses for the current year are about $14 million, or 17.5% of sales, compared with $13.64 and $14.07 million, or 18.2% and 16.5% of sales, for fiscal years 1995 and 1994, respectively. Excluding the 1996 special charges, administrative expenses are nearly unchanged in the current year as compared to 1995, and in 1995 administrative costs were $1.1 million less than in 1994.
This decrease was primarily the result of cost cutting measures implemented in the last part of 1994, as well as one-time costs incurred in 1994 associated with reducing the labor force. Both 1996 and 1995 have seen increases in sales and marketing expenses, primarily at the I-Bus operation. I-Bus revenues have grown significantly over this period, and the increase in marketing expenses has been required to support such growth.

     Other-net represents income of $398,000 in 1996, compared to $848,000 in 1995 and $589,000 in 1994. Other-net includes interest income of $128,000, $358,000 and $164,000 in fiscal 1996, 1995 and 1994, respectively. The greater interest income in 1995 was primarily attributable to interest earned on various tax refunds and receivables in that year. Other-net is also lower in 1996 due to completing the amortization into income of amounts contributed by minority shareholders upon the organization of PurePulse Technologies over such shareholders' proportionate share of PurePulse's equity. This amortization began prior to 1994 and was completed in April 1996. Thus, 1996 other-net includes $379,000 of such income, compared to $508,000 in each of fiscal years 1995 and 1994.

     The Company incurred a loss in the current year, and cannot carry that loss back to recover taxes paid in prior years. Therefore, no income tax benefit is provided on the current year loss. In addition, a charge of $1,140,000 was taken in January 1996 to reserve the net deferred tax assets of the parent Company, and $156,000 of income tax expense was recorded at PurePulse Technologies, a 76.5% owned subsidiary which must file a separate income tax return. Income tax expense was incurred at an effective rate of 3.6% in 1995, while recoverable income taxes were recorded at an effective rate of 39.0% in 1994. The 3.6% rate in 1995 primarily reflects the tax-free status of the amortized PurePulse gain, which had a much more significant effect on the tax rate in 1995 due to the smaller amount of overall pre-tax dollars in that year.

INFLATION AND CHANGES IN PRICES

     A substantial portion of the Company's business with agencies of the U.S. Government consists of cost-reimbursement contracts which permit recovery of inflation costs. Fixed-price contracts with government and other customers typically include estimated costs for inflation in the contract price. Generally, the Company has been able to increase prices to offset its inflation-related increased costs.

LIQUIDITY AND CAPITAL RESOURCES

     Primarily as a result of one-time reserves and accruals and certain customer advances received prior to year end, current liabilities have increased to $18.0 million. The balance sheet remains strong, however, with very little long-term debt, working capital of $7.3 million, and a current ratio of 1.4:1 at July 31, 1996. In addition, the Company has available a $5 million bank line of credit, which is secured by the personal property of the Company.

     The Company does not currently have plans to fund any significant capital addition projects in the new fiscal year, and in addition, subsequent to year-end placed for sale land and a building adjacent to the Company's headquarters facility in San Diego. Approximately 80% of the property slated for sale is currently leased to an unrelated party, and the balance is occupied by the Company. Management believes that funds on hand and those generated by future operations and available through its bank line of credit will be sufficient to finance working capital requirements for the foreseeable future.

NOTE ON FORWARD-LOOKING INFORMATION

     To the extent that the above discussion goes beyond historical information and indicates results or developments which the Company plans or expects to achieve, these forward-looking statements are identified by the use of terms such as "expected", "anticipates", "plans" and the like. Readers are cautioned that such future results are uncertain and could be affected by a variety of factors that could cause actual results to differ from those expected. Readers are referred to item 1 of the Company's Annual Report on Form 10-K for fiscal 1996 for a discussion of certain of those factors.

                      MAXWELL TECHNOLOGIES, INC., AND SUBSIDIARY

                          FIVE-YEAR SELECTED FINANCIAL DATA


                                                                             YEAR ENDED JULY 31
                                                   ---------------------------------------------------------------------
                                                      1996           1995           1994           1993           1992
                                                   ---------       --------       --------       --------       --------
                                                            (In thousands except per share amounts & ratios)
Sales. . . . . . . . . . . . . . . . . . . .       $  80,911       $ 75,004       $ 85,463       $ 86,902       $ 90,159
Costs and expenses . . . . . . . . . . . . .          92,172         74,588         88,098         85,149         96,851
                                                   ---------       --------       --------       --------       --------
Income  (loss) before income taxes, minority
  interest and loss from cumulative effect
  of change in accounting principle. . . . .         (11,261)           416         (2,635)         1,753         (6,692)
Provision for income taxes . . . . . . . . .           1,296             15         (1,028)           683         (2,745)
Minority interest in net income of
  subsidiary . . . . . . . . . . . . . . . .              50             86             80             48             30
Loss from cumulative effect of change in
  accounting principle . . . . . . . . . . .           2,569             --             --             --             --
                                                   ---------       --------       --------       --------       --------
Net income (loss). . . . . . . . . . . . . .       $ (15,176)      $    315       $ (1,687)      $  1,022       $ (3,977)
                                                   ---------       --------       --------       --------       --------
                                                   ---------       --------       --------       --------       --------
Earnings (loss) per share:
  Primary. . . . . . . . . . . . . . . . . .       $   (5.53)      $    .12       $   (.63)      $    .38       $  (1.50)
  Fully diluted. . . . . . . . . . . . . . .       $   (5.53)      $    .12       $   (.63)      $    .37       $  (1.50)
  Before loss from cumulative effect of
    change in accounting principle . . . . .       $   (4.59)
Cash dividends per share . . . . . . . . . .                                                                    $    .40
Total assets . . . . . . . . . . . . . . . .       $  40,724       $ 52,370       $ 54,322       $ 55,086       $ 59,925
Working capital. . . . . . . . . . . . . . .       $   7,288       $ 17,855       $ 18,091       $ 20,142       $ 18,410
Working capital ratio. . . . . . . . . . . .          1.40:1         2.37:1         2.31:1         2.49:1         2.02:1
Long-term debt . . . . . . . . . . . . . . .       $   1,018       $  1,928       $  2,797       $  1,515       $  2,538
Shareholders' equity at year-end . . . . . .       $  20,745       $ 35,364       $ 34,960       $ 36,645       $ 35,456
Shares outstanding at year-end . . . . . . .           2,844          2,689          2,675          2,675          2,656
Book value per share at  year-end. . . . . .       $    7.29       $  13.15       $  13.07       $  13.70       $  13.35

                      MAXWELL TECHNOLOGIES, INC., AND SUBSIDIARY

                              CONSOLIDATED BALANCE SHEET



                                     ASSETS
                                                                                JULY 31
                                                                          1996           1995
                                                                             (In thousands)
Current Assets
  Cash and cash equivalents. . . . . . . . . . . . . . . . . . .       $  1,465       $  4,053
  Accounts receivable:
     Trade and other, less allowance for doubtful accounts
        of $440 in 1996 and $545 in 1995 . . . . . . . . . . . .          8,656          9,589
     Long-term contracts - Note 2. . . . . . . . . . . . . . . .          6,917          6,441
                                                                        --------       --------
                                                                         15,573         16,030
  Inventories and inventoried costs relating to
    long-term contracts - Note 12. . . . . . . . . . . . . . . .          6,808          7,239
  Recoverable income taxes . . . . . . . . . . . . . . . . . . .            740            861
  Prepaid expenses . . . . . . . . . . . . . . . . . . . . . . .            548            572
  Deferred income taxes  . . . . . . . . . . . . . . . . . . . .            161          2,090
                                                                        --------       --------
     Total Current Assets. . . . . . . . . . . . . . . . . . . .         25,295         30,845
Property, Plant and Equipment, net of  accumulated
  depreciation and amortization - Note 12. . . . . . . . . . . .         14,809         20,315
Deposits and Other . . . . . . . . . . . . . . . . . . . . . . .            620          1,210
                                                                        --------       --------
                                                                       $ 40,724       $ 52,370
                                                                        --------       --------
                                                                        --------       --------


                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Accounts payable - Note 12 . . . . . . . . . . . . . . . . . .       $ 14,231       $  9,400
  Accrued employee compensation. . . . . . . . . . . . . . . . .          2,866          2,681
  Current portion of long-term debt. . . . . . . . . . . . . . .            910            909
                                                                        --------       --------
     Total Current Liabilities . . . . . . . . . . . . . . . . .         18,007         12,990

Long-Term Debt - Note 3. . . . . . . . . . . . . . . . . . . . .          1,018          1,928
Deferred Income Taxes. . . . . . . . . . . . . . . . . . . . . .             --            805
Minority Interest and Additional Amounts Contributed . . . . . .            954          1,283

Commitments & Contingencies - Notes 6 & 10

Shareholders' Equity - Note 4
  Common Stock, $.10 par value
     Authorized 5,000,000 shares
     Issued and outstanding: 1996 - 2,843,563 shares;
        1995 - 2,689,185 shares. . . . . . . . . . . . . . . . .            284            269
  Additional paid-in capital . . . . . . . . . . . . . . . . . .         20,036         18,889
  Deferred compensation. . . . . . . . . . . . . . . . . . . . .           (605)            --
  Retained earnings  . . . . . . . . . . . . . . . . . . . . . .          1,030         16,206
                                                                        --------       --------
                                                                         20,745         35,364
                                                                        --------       --------
                                                                       $ 40,724       $ 52,370
                                                                        --------       --------
                                                                        --------       --------





                               See accompanying notes.

                      MAXWELL TECHNOLOGIES, INC., AND SUBSIDIARY

                           CONSOLIDATED STATEMENT OF INCOME


                                                  YEAR ENDED JULY 31
                                           ----------------------------------
                                            1996         1995         1994
                                           --------     --------     --------
                                        (In thousands except per share amounts)

Sales. . . . . . . . . . . . . . . . .    $  80,911      $75,004     $ 85,463
Costs and expenses:
  Cost of sales. . . . . . . . . . . .       65,893       56,447       68,555
  Selling, administrative and general
    expenses . . . . . . . . . . . . .       15,564       13,636       14,068
  Research and development expenses. .        5,081        5,038        4,794
  Restructure and asset impairment
    losses - Note 9. . . . . . . . . .        5,703           --           --
  Loss on closing of Brobeck division.           --           --        1,018
Interest expense . . . . . . . . . . .          329          315          252
Other-net - Note 12. . . . . . . . . .         (398)        (848)        (589)
                                           ---------     --------     --------
                                             92,172       74,588       88,098
                                           ---------     --------     --------
Income (loss)  before income taxes,
  minority interest and loss from
  cumulative effect of change in
  accounting principle . . . . . . . .      (11,261)         416       (2,635)
Provision for income taxes - Note 5. .        1,296           15       (1,028)
Minority interest in net income of
  subsidiary . . . . . . . . . . . . .           50           86           80
Loss from cumulative effect of change
  in accounting principle - Note 9 . .        2,569           --           --
                                           ---------      -------     --------
  Net income (loss). . . . . . . . . .    $ (15,176)     $   315     $ (1,687)
                                           ---------      -------     --------
                                           ---------      -------     --------
Earnings (loss) per share:
  Primary. . . . . . . . . . . . . . .    $   (5.53)     $   .12     $   (.63)
                                           ---------      -------     --------
                                           ---------      -------     --------
  Fully Diluted. . . . . . . . . . . .    $   (5.53)     $   .12     $   (.63)
                                           ---------      -------     --------
                                           ---------      -------     --------
  Before loss from cumulative
    effect of change in accounting
    principle. . . . . . . . . . . . .    $   (4.59)
                                           ---------
                                           ---------

                               See accompanying notes.

                      MAXWELL TECHNOLOGIES, INC., AND SUBSIDIARY

                    CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY


                                                                                   THREE YEARS ENDED JULY 31, 1996
                                                                          ---------------------------------------------------
                                                                           COMMON     ADDITIONAL        DEFERRED     RETAINED
                                                                           STOCK    PAID-IN CAPITAL   COMPENSATION   EARNINGS
                                                                          -------   ---------------   ------------  ---------
                                                                                            (In thousands)
Balance at August 1, 1993. . . . . . . . . . . . . . . . . . . .          $  255      $  17,443         $   --      $  18,947
   Issuance of  580 shares under stock option plans
     including related tax benefit . . . . . . . . . . . . . . .                              4
   Issuance of 127,185 shares due to 5 percent stock dividend. .              12          1,355                        (1,369)
   Net loss for the year . . . . . . . . . . . . . . . . . . . .                                                       (1,687)
                                                                          ------       --------         ------       --------
Balance at July 31, 1994 . . . . . . . . . . . . . . . . . . . .             267         18,802             --         15,891
   Issuance of 14,212 shares under stock purchase plans. . . . .               2             87
   Net income for the year . . . . . . . . . . . . . . . . . . .                                                          315
                                                                          ------       --------         ------       --------
Balance at July 31, 1995 . . . . . . . . . . . . . . . . . . . .             269         18,889             --         16,206
   Issuance of 18,842 shares under stock option plans. . . . . .               2            154
   Issuance of 46,556 shares under stock purchase plans. . . . .               4            357
   Deferred compensation related to issuance of 88,980 shares. .               9            636           (645)
   Amortization of deferred compensation . . . . . . . . . . . .                                            40
   Net loss for the year . . . . . . . . . . . . . . . . . . . .                                                      (15,176)
                                                                          ------       --------         ------       --------
Balance at July 31, 1996 . . . . . . . . . . . . . . . . . . . .          $  284       $ 20,036         $ (605)      $  1,030
                                                                          ------       --------         ------       --------
                                                                          ------       --------         ------       --------



                               See accompanying notes.

                      MAXWELL TECHNOLOGIES, INC., AND SUBSIDIARY

                         CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                                YEAR ENDED JULY 31
                                                                       ---------------------------------------
                                                                         1996            1995           1994
                                                                       ---------       --------       --------
                                                                                    (In thousands)
Operating Activities
  Net income (loss). . . . . . . . . . . . . . . . . . . . . . .       $(15,176)       $   315        $(1,687)
  Adjustments to reconcile net income (loss) to net cash
     provided by (used in) operating activities:
   Depreciation and amortization . . . . . . . . . . . . . . . .          2,128          2,907          3,275
   Restructure and asset impairment losses. . . . . . . . . . . .         5,960             --             --
   Loss from cumulative effect of change in
     accounting principle . . . . . . . . . . . . . . . . . . .           2,569             --             --
   Provision for losses on accounts receivable . . . . . . . . .            105             45            310
   Loss on sales of property and equipment . . . . . . . . . . .            118            122            154
   Deferred income taxes . . . . . . . . . . . . . . . . . . . .          1,124            820           (970)
   Minority interest in net income of subsidiary . . . . . . . .             50             86             80
   Deferred compensation . . . . . . . . . . . . . . . . . . . .             40             --             --
   Changes in operating assets and liabilities:
     Accounts receivable . . . . . . . . . . . . . . . . . . . .            252            (52)           266
     Inventories . . . . . . . . . . . . . . . . . . . . . . . .           (469)           369            876
     Prepaid expenses and other. . . . . . . . . . . . . . . . .            614            150           (225)
     Accounts payable. . . . . . . . . . . . . . . . . . . . . .          2,153           (525)         1,152
     Accrued employee compensation . . . . . . . . . . . . . . .            185           (255)          (812)
     Income taxes payable/recoverable. . . . . . . . . . . . . .            121           (797)           914
                                                                        --------        -------        -------
       Net Cash Provided by (Used in)
         Operating Activities. . . . . . . . . . . . . . . . . .           (226)         3,185          3,333

Investing Activities
  Purchases of property, plant and equipment . . . . . . . . . .         (1,976)        (2,951)        (4,662)
  Proceeds from sales of property and equipment. . . . . . . . .              6             80             26
                                                                        --------        -------        -------
       Net Cash Used in Investing Activities . . . . . . . . . .         (1,970)        (2,871)        (4,636)

Financing  Activities
  Proceeds from long-term borrowing. . . . . . . . . . . . . . .             --             --          2,500
  Principal payments on long-term debt . . . . . . . . . . . . .           (909)          (929)        (1,271)
  Proceeds from issuance of Common Stock . . . . . . . . . . . .            517             89              4
  Dividends paid . . . . . . . . . . . . . . . . . . . . . . . .             --             --             (2)
                                                                        --------        -------        -------
       Net Cash Provided by (Used in) Financing
         Activities. . . . . . . . . . . . . . . . . . . . . . .           (392)          (840)         1,231
                                                                        --------        -------        -------

       Decrease in Cash and Cash Equivalents . . . . . . . . . .         (2,588)          (526)           (72)
  Cash and cash equivalents at beginning of year . . . . . . . .          4,053          4,579          4,651
                                                                        --------        -------        -------
       Cash and Cash Equivalents at End of Year. . . . . . . . .        $ 1,465        $ 4,053        $ 4,579
                                                                        --------        -------        -------
                                                                        --------        -------        -------



                               See accompanying notes.

                      MAXWELL TECHNOLOGIES, INC., AND SUBSIDIARY

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

    CONSOLIDATION AND MINORITY INTEREST AMOUNTS

    The consolidated financial statements include the accounts of Maxwell Technologies, Inc., and its majority-owned subsidiary, PurePulse Technologies, Inc. All significant intercompany transactions and account balances are eliminated in consolidation.

    INVENTORIES

    Inventories are stated at the lower of cost (principally average cost method) or market.

    PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are carried at cost. Depreciation and amortization are provided under the straight-line method in amounts sufficient to amortize the cost of the depreciable assets over their estimated useful lives. Depreciation and amortization of property, plant and equipment amounted to $2,507,000 in 1996, $3,415,000 in 1995, and $3,783,000 in 1994.

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

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain of the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

    EARNINGS (LOSS) PER SHARE

    The computation of earnings (loss) per share is based on the weighted average shares of Common Stock outstanding plus the dilutive effects of Common Stock equivalents arising from stock options. The average number of Common and Common equivalent shares outstanding was 2,747,000 in 1996, 2,678,000 in 1995, and 2,675,000 in 1994. Earnings (loss) per share was unchanged on a fully-diluted basis in all three years.

    CASH EQUIVALENTS

    The company classifies all highly liquid investments with a maturity of three months or less when purchased as cash equivalents.

                      MAXWELL TECHNOLOGIES, INC., AND SUBSIDIARY

    STOCK-BASED COMPENSATION

    Effective August 1, 1996, the company will adopt FASB Statement No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION. As allowed under Statement 123, the company plans to elect to continue accounting for stock option grants in accordance with Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES and related interpretations. If the company so elects, when stock options are granted with an exercise price equal to the fair market value of the shares on the date of grant, no compensation expense will be recorded, and therefore the company does not believe the adoption of Statement 123 will have a material effect on its financial position or results of operations.

NOTE 2 - ACCOUNTS RECEIVABLE

    The following tabulation shows the component elements of accounts receivable from long-term contracts at July 31, 1996 and 1995.

                                                         1996          1995
                                                         ----          ----
                                                           (In thousands)
U.S. Government:
     Amounts billed . . . . . . . . . . . . . .      $   2,832       $  2,331
     Amounts unbilled . . . . . . . . . . . . .            427          1,005
     Retainage due upon completion of contracts            312            434
Commercial customers:
     Amounts billed . . . . . . . . . . . . . .            988            657
     Amounts unbilled . . . . . . . . . . . . .          2,358          2,014
                                                       --------        -------
                                                      $  6,917       $  6,441
                                                       --------        -------
                                                       --------        -------

     The balances billed but not paid by customers pursuant to retainage provisions under long-term contracts will be due upon completion of the contracts and acceptance by the customers. Substantially all retention balances and unbilled receivables at July 31, 1996, are expected to become due and payable within the next year.

NOTE 3 - LONG-TERM DEBT AND CREDIT AGREEMENTS

     Long-term debt at July 31 consists of the following:

                                                          1996          1995
                                                          ----          ----
                                                            (In thousands)
Variable rate note payable to a bank, due $42,000
  monthly plus interest. . . . . . . . . . . . .       $ 1,292       $  1,792
7.75% fixed rate note payable to a bank,
  due $100,000 quarterly plus interest . . . . .           400            800
10.0% fixed rate promissory note, due $3,000
  monthly. . . . . . . . . . . . . . . . . . . .           236            245
                                                        -------        -------
                                                         1,928          2,837
Less current portion . . . . . . . . . . . . . .           910            909
                                                        -------        -------
                                                       $ 1,018        $ 1,928
                                                        -------        -------
                                                        -------        -------

     The variable rate note bears interest at the bank's prime rate plus 1/2%, and at July 31, 1996, this rate was 8.75%. Both bank notes are unsecured, and contain certain restrictive covenants relating to net-worth, net-worth-ratio and quarterly operating results. The consideration of future cash dividends, if any, could be limited by certain of these bank covenants.

                    MAXWELL  TECHNOLOGIES,  INC.,  AND  SUBSIDIARY

     Maturities of long-term debt for each of the five years ending
July 31, 2001 are:  1997 - $910,000; 1998 - $512,000; 1999 - $305,000; 2000
- $14,000; and 2001 - $16,000.

     Under an annual revolving bank line of credit agreement, the company may borrow up to $5 million at the bank's prime rate plus 1 1/8%. The line of credit is secured by the personal property of the company. At July 31, 1996, there were no outstanding borrowings under this credit arrangement.

NOTE 4 - STOCK PLANS

     STOCK OPTION PLANS

     In December 1995, the company adopted the 1995 Stock Option Plan under which 250,000 shares of Common Stock were reserved for future grant. This Plan and the company's 1989 Stock Option Plan provide for granting either Incentive Stock Options or Non-Qualified Stock Options to employees and non-employee members of the company's Board of Directors, respectively. Options are also outstanding under an expired stock option plan. The options granted under these plans are to purchase Common Stock at not less than fair market value at the date of grant. Employee options are generally exercisable in cumulative annual installments of 30 percent or 20 percent, while options in the Director Option Plan are exercisable in full one year after date of grant. All options have terms of five to ten years. In addition to the company's stock-based compensation plans, certain officers and key employees may also participate in stock-based compensation plans of the company's majority-owned subsidiary.

     The following table summarizes company stock option activity for the three years ended July 31, 1996.

                                                  NUMBER         PRICE
                                                 OF SHARES      PER SHARE
                                                 ---------      ---------

Outstanding at August 1, 1993. . . . . . . . . . . 408,251  $ 7.70 to $ 13.15
   Granted . . . . . . . . . . . . . . . . . . . .  17,600  $ 7.50 to $ 10.24
   Exercised . . . . . . . . . . . . . . . . . . .    (580)           $  7.70
   Expired or forfeited  . . . . . . . . . . . . . (39,392) $ 7.70 to $ 12.92
                                                   -------  -----------------
Outstanding at July 31, 1994 . . . . . . . . . . . 385,879  $ 7.50 to $ 13.15
   Granted . . . . . . . . . . . . . . . . . . . . 112,000  $ 7.50 to $  8.00
   Exercised . . . . . . . . . . . . . . . . . . .      --
   Expired or forfeited. . . . . . . . . . . . . .(139,007) $ 7.70 to $ 12.92
                                                   -------  -----------------
Outstanding at July 31, 1995 . . . . . . . . . . . 358,872  $ 7.50 to $ 13.15
   Granted . . . . . . . . . . . . . . . . . . . . 311,800  $ 7.13 to $ 14.50
   Exercised . . . . . . . . . . . . . . . . . . . (18,842) $ 7.50 to $ 10.71
   Expired or forfeited  . . . . . . . . . . . . . (53,817) $ 7.25 to $ 11.33
                                                   -------  -----------------
Outstanding at July 31, 1996 . . . . . . . . . . . 598,013  $ 7.13 to $ 14.50
                                                   -------  -----------------
                                                   -------  -----------------


     The average price of all options outstanding at July 31, 1996, is $9.12 per share; the outstanding options expire at various dates through March 2006. At July 31, 1996, options for 258,000 shares of Common Stock are exercisable at $7.25 to $13.15 per share and 124,000 shares are available for future grant.

                      MAXWELL TECHNOLOGIES, INC., AND SUBSIDIARY

     STOCK PURCHASE PLANS

     In December 1994, the company established an Employee Stock Purchase Plan and a Director Stock Purchase Plan. The employee plan permits substantially all employees to purchase Common Stock through payroll deductions at 85% of the lower of the trading price of the Stock at the beginning or at the end of each six-month offering period. The director plan permits non-employee directors to purchase Common Stock at 100% of the trading price of the Stock on the date a request for purchase is received. In fiscal years 1996 and 1995, 46,556 and 14,212 shares were issued under the two plans for an aggregate of $361,000 and $89,000, respectively. At July 31, 1996, 189,232 shares are reserved for future purchases.

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

     DEFERRED COMPENSATION

     In 1996, one of the executive officers of the Company was granted shares of the company's Common Stock subject to certain restrictions. The shares vest over a four-year period, and had a value at the date of grant of approximately $645,000. That value, net of accumulated amortization, is shown as deferred compensation in the stockholder's equity section of the Balance Sheet. The deferred compensation is being amortized to expense over the four-year vesting period, and such amortization totaled $40,000 in 1996.

                    MAXWELL  TECHNOLOGIES,  INC.,  AND  SUBSIDIARY

NOTE 5 - INCOME TAXES

     Income taxes (credit) are as follows for the years ended July 31, 1996, 1995, and 1994:

                                             1996      1995     1994
                                             ----      ----     ----
                                                  (In thousands)
Federal:
  Current. . . . . . . . . . . . . . .     $   128    $ (634) $     15
  Deferred . . . . . . . . . . . . . .         814       604      (935)
                                           -------    ------  --------
                                               942       (30)     (920)
State:
  Current. . . . . . . . . . . . . . .          44      (171)      (73)
  Deferred . . . . . . . . . . . . . .         310       216       (35)
                                           -------    ------  --------
                                               354        45      (108)
                                           -------    ------  --------
                                           $ 1,296    $   15  $ (1,028)
                                           -------    ------  --------
                                           -------    ------  --------

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The primary components of the company's deferred tax assets and liabilities at July 31 are as follows:

                                             1996      1995      1994
                                             ----      ----      ----
                                                  (In thousands)
Deferred tax assets:
  Environmental and restructure reserves   $ 1,606   $   495   $   534
  Uniform capitalization, contract and
    inventory-related reserves . . . . .     1,542       723     1,578
  Asset write-downs under FASB Stmt.
    No. 121. . . . . . . . . . . . . . .     1,062        --        --
  Accrued vacation . . . . . . . . . . .       506       551       619
  Other. . . . . . . . . . . . . . . . .       426       239       337
  Allowance for doubtful accounts. . . .       259       217       213
  NOL carryforwards. . . . . . . . . . .     2,500       300       200
  Valuation allowance. . . . . . . . . .    (7,015)     (300)     (200)
                                           -------   -------   -------
    Total deferred tax assets. . . . . .   $   886   $ 2,225   $ 3,281
                                           -------   -------   -------
                                           -------   -------   -------
Deferred tax liabilities:
  Tax over book depreciation . . . . . .   $   617   $   802   $ 1,023
  Deferred contract income recognition .       108       134       148
  Other. . . . . . . . . . . . . . . . .        --         4         5
                                           -------   -------   -------
    Total deferred tax liabilities . . .   $   725   $   940   $ 1,176
                                           -------   -------   -------
                                           -------   -------   -------
    Net deferred tax assets. . . . . . .  $   161   $ 1,285   $ 2,105
                                           -------   -------   -------
                                           -------   -------   -------

     As the company cannot carry losses back to prior years, and has a current year loss, a valuation allowance is provided on the net operating loss carryforwards and net deferred income tax assets of the parent company. Income tax expense in the current year is to provide for the valuation allowance on beginning of year net deferred tax assets, and to provide for income tax expense at the PurePulse Technologies subsidiary, which must file a separate tax return.

                    MAXWELL  TECHNOLOGIES,  INC.,  AND  SUBSIDIARY

     As of July 31, 1996, the Company has net operating loss carryforwards for federal and state income tax purposes of approximately $1,900,000 and $600,000, respectively. The federal loss carryforward expires in fiscal year 2011, while the state loss carryforwards expire in fiscal years 1999 through 2001.

     The effective income tax rate varied from the statutory federal income tax rate as follows:

                                              1996     1995       1994
                                              ----     ----       ----
Statutory federal income tax rate. . . .     (34.0)%   34.0%     (34.0)%
State income taxes, net of federal
  tax benefit. . . . . . . . . . . . . .      (6.0)     7.3       (2.7)
Amortization of minority interest. . . .      (1.1)   (41.5)      (6.6)
Change in valuation allowance and
  other items . . . . . . . . . . . . .       52.6      3.8        4.3
                                           -------    ------  --------
Effective income tax rate . . . . . . .       11.5%     3.6%     (39.0)%
                                           -------   ------   --------
                                           -------   ------   --------


NOTE 6 - LEASES

     Rental expense amounted to $1,992,000, $2,110,000, and $2,343,000 in 1996,
1995, and 1994, respectively, and was incurred primarily for building rental. Future minimum rental commitments as of July 31, 1996, are as follows (in thousands):

     1997. . . . . . . . . . . . . . . . . . . . .        $ 1,453
     1998. . . . . . . . . . . . . . . . . . . . .          1,416
     1999. . . . . . . . . . . . . . . . . . . . .          1,218
     2000. . . . . . . . . . . . . . . . . . . . .          1,002
     2001. . . . . . . . . . . . . . . . . . . . .            884
     Thereafter. . . . . . . . . . . . . . . . . .          3,135
                                                          -------
                                                          $ 9,108
                                                          -------
                                                          -------

     Certain leases include renewal options for periods ranging from one to twenty-five years and are subject to rental adjustment based on consumer price indices. Substantially all leases provide that the company pay for property taxes, insurance, and repairs and maintenance.

NOTE 7 - EMPLOYEE BENEFIT PLANS

     RETIREMENT PLAN

     Substantially all employees are covered under the company's defined contribution retirement plan. Prior to 1994, company contributions under the plan were based on 5% of defined compensation for covered employees. Effective January 1, 1994, the company suspended contributions to the plan. There were no contributions made during the years ended July 31, 1996 and 1995; contributions aggregated $550,000 in the year ended July 31, 1994.

     SAVINGS PLAN

     Substantially all employees are eligible to elect coverage under a contributory employee savings plan which provides for company matching contributions based on one-half of employee contributions up to certain plan limits. The company's matching contributions under this plan totaled $541,000, $568,000, and $611,000 for the years ended July 31, 1996, 1995, and 1994, respectively.

                    MAXWELL  TECHNOLOGIES,  INC.,  AND  SUBSIDIARY

NOTE 8 - RELATED PARTY TRANSACTIONS

     Mr. Karl M. Samuelian, a member of the Board of Directors of the company, is a shareholder in the law firm of Parker, Milliken, Clark, O'Hara & Samuelian, A Professional Corporation, Outside General Counsel to the company. During the years ended July 31, 1996, 1995, and 1994, the company incurred legal fees for services amounting to $32,000, $66,000, and $328,000 respectively, to Parker, Milliken, Clark, O'Hara & Samuelian.

NOTE 9 - IMPAIRMENT LOSSES, RESTRUCTURING AND OTHER CHARGES

     In 1996, the company recorded $14.4 million of pre-tax charges primarily in the second and third quarters. Of this amount, $9.5 million was recorded during the first two quarters, and included asset write-downs due to the adoption of FASB Statement No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, an increase in the valuation allowance against the company's net deferred income tax assets, the cost, primarily in the form of inventory reserves, of re-positioning the Sierra Capacitor/Filter operation to focus on a new commercial business area, and other operational reserves primarily associated with fixed-price contracts and inventory. The $4.9 million charge in the third quarter resulted primarily from costs associated with management changes and a restructuring of the company's business units.

     Of the first and second quarter charge, $4.1 million is attributable to the January 1996 adoption of FASB Statement No. 121. Statement 121 requires that the carrying amount of certain long-lived assets be written down if an impairment in value is determined to exist and the assets are not supported by adequate anticipated future cash flows, as defined by the FASB. Upon adoption of Statement 121, the company recorded impairment losses to reflect the difference between pre-adoption carrying values and the estimated fair values of the assets subject to review, of which approximately $2.6 million was recorded in restated first quarter results as the cumulative effect of a change in accounting principle, and the balance of $1.5 million impacted second quarter results. These assets included primarily facilities and equipment associated with the chemical analytical services group, and certain other equipment not currently in substantive use. The chemical analytical services business was not profitable in fiscal 1996, and the company began exploring its possible sale during the first quarter of the year. The business was sold in June 1996. The estimated fair values of the assets were determined by reference to comparable asset sales, lease values, or estimated discounted future cash flows. The facilities subject to the impairment loss are corporate assets, and the chemistry group equipment as well as the majority of the under-utilized equipment subject to impairment are from the company's Technology Programs and Systems business segment.

     In 1994, a $1 million charge was recorded in the second quarter due to the closing of the Brobeck division, and $2 million of charges were provided in the fourth quarter to recognize anticipated losses on contracts, primarily an overseas contract for customized capacitors which was terminated shortly after July 31, 1994, and to provide for inventory and work force reduction costs.

                    MAXWELL  TECHNOLOGIES,  INC.,  AND  SUBSIDIARY

NOTE 10 - ENVIRONMENTAL MATTER

     In January 1991, the California Department of Toxic Substances Control, or DTSC, notified the company that it had been identified as one of a number of "potentially responsible parties" with respect to alleged hazardous substances released into the environment at a recycling facility in San Diego County. As Maxwell is not in the business of transporting or disposing of waste materials, the company retained the services of the owners of the recycling facility to transport certain waste material generated by Maxwell. After properly delivering the materials to the transporter, Maxwell was not further involved in the transportation, treatment or disposal of the materials. Under California and Federal "Superfund" laws, Maxwell is a potentially responsible party even though
it was not involved in the transport or disposal of the substances.   Moreover,
it is the company's understanding that alleged hazardous substances from at least approximately 160 other potentially responsible parties were released at the facility, and that first phase response costs of approximately $7.9 million have been incurred at the site by the DTSC.

     In 1992, the company and approximately 40 other potentially responsible parties signed a consent order with the State of California. The parties which signed the consent order have agreed to reimburse the State for $4 million of the $7.9 million aforementioned response costs incurred, and to pay for certain on-going and future site investigations and interim response actions outlined in the consent order. The currently estimated cost of such on-going activities is $9.4 million, and the company's share of that cost, as allocated by the parties to the consent order, is currently estimated at approximately 7.0%. The eventual cost of all removal and remediation activities, for which the company and the other potentially responsible parties will share in additional reimbursements to the State, and including the $9.4 million referred to above, is currently estimated to be in the range of $15 - $20 million. About half of such amount will consist of maintenance and monitoring costs to be incurred over a 25-30 year period. The company has accrued its share of such estimated costs; on the basis of amounts accrued by the company, it is management's opinion that any additional liability resulting from this situation will not have a material effect on the company's financial statements.

NOTE 11 - BUSINESS SEGMENTS

     For purposes of analyzing and understanding the financial statements, the company's operations have been classified into the following business segments:

     COMMERCIAL AND INDUSTRIAL PC PRODUCTS: Through its I-Bus business unit, the company designs and manufactures custom and standard PC controllers and enclosures for original equipment manufacturers, primarily in the telephony and communications markets.

     TECHNOLOGY PROGRAMS AND SYSTEMS: Through its Federal Division, the company performs scientific research, computer simulation and analysis, develops and deploys major pulsed power systems, and operates and maintains research and test facilities, primarily for the U.S. Government Department of Defense.

     INFORMATION PRODUCTS AND SERVICES: Through its Information Systems business unit, the company provides state-of-the-art software solutions for both state and local and commercial applications, as well as services and applications for the Internet and for wide-area and local-area networks.

     POWER CONVERSION PRODUCTS: Through its Energy Products and PurePulse Technologies business units, the company designs, develops and manufactures component parts and subsystems that condition and/or exploit electrical energy, primarily in the form of pulsed-power, for commercial markets such as medical/pharmaceutical, transportation and food.

                    MAXWELL  TECHNOLOGIES,  INC.,  AND  SUBSIDIARY

     Business segment financial data for the three years ended July 31 is as follows:

                                                                          1996           1995           1994
                                                                          ----           ----           ----
                                                                                    (In thousands)
Sales:
     Commercial and Industrial PC Products . . . . . . . . . . .       $  26,131       $ 23,319       $ 18,967
     Technology Programs and Systems . . . . . . . . . . . . . .          30,198         31,064         46,625
     Information Products and Services . . . . . . . . . . . . .           8,134          5,414          3,586
     Power Conversion Products . . . . . . . . . . . . . . . . .          16,448         15,207         16,285
                                                                       ---------       --------       --------
          Consolidated total . . . . . . . . . . . . . . . . . .       $  80,911       $ 75,004       $ 85,463
                                                                       ---------       --------       --------
                                                                       ---------       --------       --------

Operating profit (loss):
     Commercial and Industrial PC Products . . . . . . . . . . .       $   1,078       $  2,287       $  1,411
     Technology Programs and Systems . . . . . . . . . . . . . .           2,131          1,550          2,334
     Information Products and Services . . . . . . . . . . . . .          (3,680)        (1,097)          (307)
     Power Conversion Products . . . . . . . . . . . . . . . . .            (752)          (561)        (2,701)
                                                                       ---------       --------       --------
          Total operating profit (loss). . . . . . . . . . . . .          (1,223)         2,179            737
     Corporate expenses and revenues . . . . . . . . . . . . . .          (9,709)        (1,448)        (3,120)
     Interest expense  . . . . . . . . . . . . . . . . . . . . .            (329)          (315)          (252)
                                                                       ---------       --------       --------
          Income (loss) before income taxes, minority
          interest and cumulative effect of change in
          accounting principle . . . . . . . . . . . . . . . . .       $ (11,261)      $    416       $ (2,635)
                                                                       ---------       --------       --------
                                                                       ---------       --------       --------

Identifiable assets:
     Commercial and Industrial PC Products . . . . . . . . . . .       $   9,166       $  8,000       $  7,053
     Technology Programs and Systems . . . . . . . . . . . . . .           7,586         12,640         15,235
     Information Products and Services . . . . . . . . . . . . .           3,136          3,893          1,862
     Power Conversion Products . . . . . . . . . . . . . . . . .          11,253         13,932         16,761
     Corporate . . . . . . . . . . . . . . . . . . . . . . . . .           9,583         13,905         13,411
                                                                       ---------       --------       --------
          Consolidated total . . . . . . . . . . . . . . . . . .       $  40,724       $ 52,370       $ 54,322
                                                                       ---------       --------       --------
                                                                       ---------       --------       --------

Depreciation and amortization:
     Commercial and Industrial PC Products . . . . . . . . . . .       $     316       $    260       $    215
     Technology Programs and Systems . . . . . . . . . . . . . .             994          1,563          1,953
     Information Products and Services . . . . . . . . . . . . .             162             61             49
     Power Conversion Products . . . . . . . . . . . . . . . . .             763          1,138          1,185
     Corporate . . . . . . . . . . . . . . . . . . . . . . . . .             272            393            381
                                                                       ---------       --------       --------
          Consolidated total . . . . . . . . . . . . . . . . . .       $   2,507       $  3,415       $  3,783
                                                                       ---------       --------       --------
                                                                       ---------       --------       --------

Capital expenditures:
     Commercial and Industrial PC Products . . . . . . . . . . .       $     529       $    337       $    342
     Technology Programs and Systems . . . . . . . . . . . . . .             240          1,034          2,871
     Information Products and Services . . . . . . . . . . . . .             482            435            230
     Power Conversion Products . . . . . . . . . . . . . . . . .             670          1,078            763
     Corporate . . . . . . . . . . . . . . . . . . . . . . . . .              55             67            456
                                                                       ---------       --------       --------
          Consolidated total . . . . . . . . . . . . . . . . . .       $   1,976       $  2,951       $  4,662
                                                                       ---------       --------       --------
                                                                       ---------       --------       --------

                    MAXWELL  TECHNOLOGIES,  INC.,  AND  SUBSIDIARY

    Certain fiscal year 1995 and 1994 segment information has been reclassified to conform to current year reporting. The effect of the reclassification is primarily to break those amounts previously reported as commercial, industrial and scientific products into more distinct categories, and to reflect land and buildings as corporate assets.

    Intersegment sales are insignificant. Operating profit (loss) is sales less cost of sales and operating expenses, excluding interest expense and corporate expenses and revenues. Corporate expenses in 1996 include certain restructuring costs and asset writedowns relating to the adoption of FASB Statement No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, and in 1994 include a $1 million loss on closing the Brobeck division. Identifiable assets by segment include the assets directly identified with those segments. Corporate assets consist primarily of cash and cash equivalents, deferred income taxes and facilities and land.

    Sales under U.S. Government contracts and subcontracts are primarily in the Technology Programs and Systems business segment, and aggregated $32,622,000, $32,120,000, and $45,971,000 in 1996, 1995, and 1994, respectively.

    Export sales amounted to $7,555,000, $7,318,000, and $9,784,000 in 1996,
1995, and 1994, respectively, principally to countries in Europe and the Pacific Rim.

NOTE 12 - SUPPLEMENTARY FINANCIAL INFORMATION

    Inventories and inventoried costs relating to long-term contracts are classified as follows at July 31, 1996 and 1995:

                                                         1996          1995
                                                         ----          ----
                                                           (In thousands)
Finished goods . . . . . . . . . . . . . . . . .       $   714        $ 1,181
Costs under long-term contracts. . . . . . . . .           226             81
Work in process. . . . . . . . . . . . . . . . .         1,610          2,211
Raw materials and purchased parts. . . . . . . .         4,258          3,766
                                                        -------        -------
                                                       $ 6,808        $ 7,239
                                                        -------        -------
                                                        -------        -------

     Property, plant and equipment consist of the following at July 31, 1996 and 1995:

                                                          1996          1995
                                                          ----          ----
                                                            (In thousands)
Land and land improvements . . . . . . . . . . .      $  3,470       $  3,780
Buildings and building improvements. . . . . . .         7,448         11,182
Machinery and equipment. . . . . . . . . . . . .        23,267         30,006
Office furniture and equipment . . . . . . . . .         7,249          6,777
Leasehold improvements . . . . . . . . . . . . .         3,347          3,517
                                                       --------       --------
                                                        44,781         55,262
Less allowances for depreciation and
  amortization . . . . . . . . . . . . . . . . .        30,192         35,633
                                                       --------       --------
                                                        14,589         19,629
Construction in progress . . . . . . . . . . . .           220            686
                                                       --------       --------
                                                      $ 14,809       $ 20,315
                                                       --------       --------
                                                       --------       --------

                    MAXWELL  TECHNOLOGIES,  INC.,  AND  SUBSIDIARY

Accounts payable consist of the following at July 31, 1996 and 1995:

                                                          1996          1995
                                                          ----          ----
                                                            (In thousands)
Accounts payable and accrued expenses. . . . . .      $ 11,388        $ 7,705
Environmental and related reserves . . . . . . .         1,850          1,380
Customer advances. . . . . . . . . . . . . . . .           993            315
                                                       --------       --------
                                                      $ 14,231        $ 9,400
                                                       --------       --------
                                                       --------       --------

     Included in Other-net is the amortization into income over a three-year period of amounts contributed by minority shareholders upon the organization of PurePulse Technologies over such shareholders' proportionate share of PurePulse Technologies' equity. These amounts were fully amortized at the end of the third quarter of fiscal 1996, and amounted to $379,000 in 1996 and $508,000 in each of 1995 and 1994. Also included in Other-net is interest income of $128,000, $358,000, and $164,000 during the years ended July 31, 1996, 1995, and
1994, respectively.

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

     Supplemental disclosure of cash flow information consists of the following for the three years ended July 31, 1996:

                                                   1996      1995      1994
                                                   ----      ----      ----
                                                       (In thousands)
Cash paid (refunded) for:
     Interest . . . . . . . . . . . . . . . .     $  329    $  315    $  252
     Income taxes . . . . . . . . . . . . . .     $  152    $  (11)   $ (998)

Non-cash activities:
     Issuance of Common Stock in connection
        with deferred compensation
        agreement   . . . . . . . . . . . . .     $  645        --        --

                    MAXWELL  TECHNOLOGIES,  INC.,  AND  SUBSIDIARY

NOTE 13 - QUARTERLY RESULTS OF OPERATIONS AND STOCK INFORMATION  (UNAUDITED)

     The following is a summary of the quarterly results of operations and Common Stock price ranges for the years ended July 31, 1996 and 1995:


                                                               THREE MONTHS ENDED
                                           ------------------------------------------------------
                                           OCTOBER 31     JANUARY 31       APRIL 30       JULY 31
                                           ----------     ----------       --------       -------
                                                  (In thousands except per share amounts)
1996
Sales. . . . . . . . . . . . . . . . . .     $19,172        $19,340        $20,331        $22,068
Gross profit . . . . . . . . . . . . . .       4,308          1,343          4,217          5,150
Net income (loss). . . . . . . . . . . .      (2,327)        (8,179)        (4,823)           153
Earnings (loss) per share:
  Primary. . . . . . . . . . . . . . . .        (.86)         (3.01)         (1.76)           .05
  Fully diluted. . . . . . . . . . . . .        (.86)         (3.01)         (1.76)           .05
Common Stock price range:. . . . . . . .
  High . . . . . . . . . . . . . . . . .      10 7/8             11         10 1/4         15 1/4
  Low. . . . . . . . . . . . . . . . . .       7 1/4          8 1/8          6 3/4          9 3/8

1995
Sales. . . . . . . . . . . . . . . . . .      $17,918       $17,630        $17,468        $21,988
Gross profit . . . . . . . . . . . . . .        4,972         4,584          3,785          5,216
Net income (loss). . . . . . . . . . . .          323           237           (464)           219
Earnings (loss) per share:
  Primary. . . . . . . . . . . . . . . .          .12           .09           (.17)           .08
  Fully diluted. . . . . . . . . . . . .          .12           .09           (.17)           .08
Common Stock price range:
  High . . . . . . . . . . . . . . . . .            9         8 1/4              9              9
  Low. . . . . . . . . . . . . . . . . .            7         6 3/4          6 1/2          6 5/8


    Note 9 of the financial statements contains a description of items which occurred in the first three quarters of fiscal year 1996, and the second and fourth quarters of fiscal year 1994, contributing to losses in those quarters. In the fourth quarter of fiscal year 1996, the company sold its chemical analytical services business, and reversed the excess amount, totaling $682,000, of the reserve that had been previously provided for a termination of that business.

    The company's Common Stock is traded in the NASDAQ National Market System under the symbol MXWL. High and low stock prices reflect closing quotations. The closing price for the company's stock on October 22, 1996, was $28.25.

    As of October 1, 1996, there were 492 record holders of the company's Common Stock. The company declared no dividends in fiscal years 1996 or 1995, but distributed a 5% stock dividend during the second quarter of fiscal year 1994 and has on occasion paid cash dividends within the last five fiscal years. The Board of Directors may consider future year-end cash dividends depending on the company's cash and other requirements at such time.

                  REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


Board of Directors and Shareholders
Maxwell Technologies, Inc.

    We have audited the accompanying consolidated balance sheet of Maxwell Technologies, Inc., and subsidiary as of July 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended July 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Maxwell Technologies, Inc., and subsidiary at July 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended July 31, 1996, in conformity with generally accepted accounting principles.

     As discussed in Note 9 to the consolidated financial statements, in 1996 the Company changed its method of assessing the impairment of long-lived assets in accordance with the adoption of Statement of Financial Accounting Standards No. 121.



/s/ERNST & YOUNG LLP
ERNST & YOUNG LLP


San Diego, California
September 27, 1996

                                  Appendix B

                          Maxwell Technologies, Inc.

                          1996 Summary Annual Report

MAXWELL TECHNOLOGIES
Improving the Quality of Life






1996 Summary Annual Report

1996 SUMMARY ANNUAL REPORT

ABOUT THE COMPANY
Maxwell Technologies develops, manufactures, and markets products and services involving purification systems, information technologies, and power conversion systems and components. The Company's advanced technology solutions are used in food processing and packaging, health care, OEM PC manufacturing, transportation, mining, and information technology markets, as well as federal and local government applications.

In 1996 the Company was reorganized into five business units, each addressing distinctly different markets:
     -    PurePulse Technologies
     -    Energy Products
     -    I-Bus
     -    Information Systems
     -    Federal Division

The breakdown for fiscal 1996 revenues is as follows:

                          [Pie-Chart appears here]

Federal Division -- $30.2 million
PurePulse -- $5.0 million
Energy Products -- $11.5 million
Information Systems -- $8.1 million
I-Bus -- $26.1 million

ABOUT THE COVER
Maxwell Technologies' many industry-leading technologies range from pulsed power to software solutions for complex problems. Important applications, as depicted on the cover, incorporate pulsed light for purifying water used in restaurants for beverages; ultracapacitors for extending the driving range of electric and hybrid/electric vehicles; and Web sites for providing real-time traffic reporting on the Internet.

Note on forward-looking information:
In order to provide the most meaningful picture of the Company, certain information in this annual report is forward-looking in the sense that it goes beyond historical information and indicates results or developments which the Company plans or expects to achieve. These statements are identified by the use of terms such as "expected", "anticipates", "plans" and the like. Readers are cautioned that such future results are uncertain and could be affected by a variety of factors that could cause actual results to differ from those expected. Readers are referred to item 1 of the Company's Annual Report on Form 10-K for fiscal 1996 for a discussion of certain of those factors.

RECENT DEVELOPMENTS

BUILDING BLOCKS FOR THE FUTURE
Following the close of our fiscal 1996 year, Maxwell Technologies announced three business developments that we believe effectively underscore the direction of the Company as we enter 1997.

On August 26, we issued a news release on the establishment of a Maxwell and Yahoo! Inc. co-branded Internet-based, real-time traffic service in major U.S. metropolitan areas. Maxwell Technologies conceptualized and designed the world's first Internet-based traffic information service, and our arrangement with Yahoo! will help to extend our capabilities in this area on a national scale. This is a prime example of our continuing effort to develop strategic alliances with nationally and internationally recognized firms.

In mid-September, the U.S. Food & Drug Administration (FDA) cleared the use of our PureBright(R) technology for killing bacteria on food. We had previously received FDA clearance for our CoolPure(TM) system for the cool preservation of liquid foods. Together, these two processes form the basis for our advanced family of products for sterilizing medical and pharmaceutical items, purifying water and air, and increasing the shelf-life and safety of food.

Finally, at the end of September--which has gratifyingly turned out to be one of the most productive periods of corporate developments in the Company's history-- we announced that a major international automobile manufacturer had signed an agreement worth $4.5 million to evaluate our ultracapacitor for use in electric and hybrid/electric vehicles. We are hopeful that this initial phase, which is scheduled to last five months, will result in subsequent program phases that will lead to the commercialization and use of Maxwell's ultracapacitors in electric and hybrid/electric vehicles around the world.

To Our Shareholders:

This letter to Maxwell Technologies' shareholders begins with a special message from Donn Starry, Chairman of the Board of Maxwell Technologies.

Maxwell Technologies is pleased to announce to our shareholders that Kenneth Potashner joined the Company as President and Chief Executive Officer, effective April 26, 1996. He comes to Maxwell from Conner Peripherals, a Silicon Valley company, where he was Executive Vice President and General Manager of operations for a $3.5-billion disk drive business. He brings to Maxwell Technologies a reputation for leadership and a record of success in bringing new products to market quickly.

At Maxwell Technologies, Ken Potashner will have broad authority, as President and CEO, to exercise his leadership skills to enable the Company to become a dominant force in markets where Maxwell has patented or unique technologies and services to offer. A new sense of direction is evident in the Company. With renewed dedication by our employees, and a new management structure, we have every reason to expect a steady increase in sales and earnings. The Board of Directors is delighted to join with Ken in building a new and growing Maxwell Technologies.

Donn A. Starry, Chairman

Maxwell Technologies enters fiscal 1997 with a strengthened senior management team, a streamlined business model and organization, and significant market opportunities. We are pursuing those opportunities with a strong sense of urgency and are enthusiastic about the Company's current positioning. We have set aggressive goals for ourselves for this fiscal year and are taking the necessary actions to achieve them.

The new business model and organization is designed to provide distinct financial and operational accountability to each of our five business units. As part of our strategic plan, we will strive to enhance shareholder value by achieving a leadership position in those markets in which we compete. We are concentrating on improving the efficiencies of businesses we believe can dominate their markets, and are exiting from businesses where market leadership is unlikely.

We will continue to invest aggressively in areas where we believe we can contribute value to our customer base, and explore additional applications for our rich technology platforms. We have also begun establishing partnerships with key customers in several of our businesses to bring our products to market as quickly as possible. We expect these actions to positively impact our ongoing financial performance in both the short term and long run.

FINANCIAL OVERVIEW
Over $14 million in charges taken during the year were related to efforts begun three years ago to reposition the Company from being primarily a defense contractor to becoming a high-value-added provider of commercial high-technology products and services.

The charges were primarily for asset write-offs and restructurings that produced a leaner, more cost-efficient organization. We believe in the long-term positive results of these actions.

For the year ended July 31, 1996, total sales rose 8% to $80,911,000 from $75,004,000 in 1995. After restructuring and other charges of $14.4 million, the company had a net loss of $15,176,000, or $5.53 a share, compared to a net profit of $315,000, or $0.12 a share, last year. Commercial sales in 1996 were 60% of total sales, up from 57% a year ago.

A RENEWED SENSE OF URGENCY
Management's goal for Maxwell Technologies is to realize the value inherent in the Company's extensive high-technology applications, its leadership in pulsed-power and information technology, and its relationships with major strategic partners around the world. The new management team believes there are significant opportunities to accelerate sales for its technology applications in large and growing commercial markets, and has developed plans to do so. Additionally, the new organization will enable Maxwell to enhance its competitiveness in the federal sector in addition to realizing its commercial objectives.

NEW FOCUS
Two examples of our commitment toward streamlining the corporate organization are the restructuring of our Sierra Capacitor/Filter operation around commercial medical products, and the sale of our Chemical Analytical Services Laboratory, which did not blend with our core technology businesses. Both of these actions, along with the overall restructuring of Maxwell into five business units with distinct markets, have improved our effectiveness and profitability as we enter fiscal 1997.

NEW COMPANY NAME
The name Maxwell Laboratories has been changed to Maxwell Technologies, in keeping with our new business orientation. The new name reflects the fact that the Company has moved substantially beyond its previous focus on science and engineering and is now taking technology out of the laboratory, productizing it, and becoming a global provider of products and services. Today, the name Maxwell
Technologies is most appropriate.

1996 HIGHLIGHTS
Several significant operational developments during the past year underscored the positive direction in which Maxwell Technologies is headed.

PurePulse Technologies continues to make significant progress. A project was initiated with a major international restaurant chain to develop and commercialize a compact PureBright(R) system for in-restaurant water treatment use. We also began work on a commercialization project for both PureBright and CoolPure(TM) systems with a major international food company, and systems were ordered for pilot line testing.

Two PureBright systems were sold for pilot line installations for medical/pharmaceutical applications. In addition, we signed an OEM agreement-- and the first PureBright system for this application was ordered--with Automatic Liquid Packaging of Woodstock, IL, a preeminent manufacturer of packaging equipment for pharmaceutical products.

Our Energy Products business unit achieved a major milestone with the repeatable fabrication of reliable, high-performance Ultracapacitor production prototypes for use in electric and hybrid/electric vehicles. This resulted in several large corporations purchasing prototypes for testing and evaluation.

I-Bus' progress during the past year was characterized by new product introductions and major OEM design-ins. Among the new products are the Hammerhead--the first passive backplane CPU board based on Intel's Pentium(TM) Pro processor--a new line of power sequenced passive backplanes, and a new family of fault-tolerant computers. I-Bus also won design-in commitments from 14 new OEMs, each representing over $500,000 in future business.

In Information Systems, the Internet Technology group expanded its real-time traffic information business with coverage of the Atlanta area during the Olympic games, and the launching of real-time traffic status reporting on a national basis in conjunction with a major partner, Yahoo!. Information Systems also successfully completed the second phase of an Integrated Justice Information System (IJIS) for Sarasota (Florida) County and initiated implementation of another IJIS system for the Florida Association of Court Clerks.

In the federal government-related portion of our business, Maxwell Technologies received a $3 million contract for the development of an electronics flight package for the MightySat space experiment, and a multi-million dollar order from the Los Alamos National Laboratory for high-voltage power supplies. We also demonstrated, in a real underground mining environment, a safer, cheaper technology for continuous mining that utilizes the Company's proprietary Electro-Blast technology.

OUTLOOK
Our annual report this year is built around two interrelated themes: that going into 1997, Maxwell Technologies is significantly different than we were a year ago, and that we are a highly valuable company.

Our new focus is based on three key objectives:
- To limit our participation to those markets where our competitive advantage gives us the greatest likelihood of producing significant sales and profitability.
- To take a leadership position in those markets.
- To position the company to compete on a global basis.

Finally, we believe it is important for shareholders to be able to measure management's performance. We are therefore pleased to share with you some of our goals for fiscal 1997 that should help to make this possible:
- Establishing partnering relationships in key areas
- Achieving quarter-to-quarter profitability
- Implementing plans for giving visibility to Maxwell's true worth
- Enhancing shareholder value.



We thank you for your support.

[Donn A. Starry's picture appears here]

Donn A. Starry
Chairman of the Board

[Kenneth F. Potashner's picture appears here]

Kenneth F. Potashner
President, Chief Executive Officer
and Chief Operating Officer

MAXWELL TECHNOLOGIES

[Picture appears here]

PUREPULSE TECHNOLOGIES -- Purification

[Picture appears here]

ENERGY PRODUCTS -- Pulsed Power

[Picture appears here]

I-BUS -- PC Components

[Picture appears here]

INFORMATION SYSTEMS -- Internet Services

[Picture appears here]

FEDERAL DIVISION -- Testing and Analysis

RESTRUCTURING

A CHANGING COMPANY
In the 1980s and early 1990s, Maxwell Technologies was a highly sophisticated engineering and scientific company known for its expertise in solving problems related to the nation's national security needs. Much of the leading-edge technology originally developed for government defense purposes is still with us, but with new missions.

Our engineering and scientific skills are more sophisticated than ever. But now, the Company's applications of new technology are in large and growing commercial fields such as food and packaging, health care, transportation, mining, electronics, and information transmittal and processing. The same technologies that allowed us to respond to the government's call are helping us solve commercial problems worldwide.

ORGANIZED FOR FOCUS AND SYNERGY
In order to be more responsive to our customers and more cost-effective in servicing their needs, Maxwell Technologies has been reorganized into five operating units. The new structure was designed to enable us to become a global player and position us for competitive leadership in large and growing markets in which the need for our technologies has been identified.

The mechanics of the restructuring are only part of the change underway at Maxwell Technologies. Our business units are also changing the way they do business. As we move from being a company with an R&D orientation to becoming one with a high-volume manufacturing orientation serving broad markets, we have forced ourselves to become more competitive. Our operations are thus moving in the following directions:
- looking at global markets
- reducing the cost structure
- making investments to upgrade skills, primarily in marketing and manufacturing
- getting products and services to market faster

A sense of the value inherent in Maxwell Technologies can perhaps best be seen from a review of our five operating units.

PUREPULSE TECHNOLOGIES

[Full-page picture appears here]

Maxwell's PureBright(R) water treatment system will allow restaurants to serve their customers safer and better-tasting water, hot and cold beverages, and ice cubes.

IMPROVING THE QUALITY OF LIFE

Maxwell's PurePulse Technologies business unit has developed two proprietary sterilization and preservation processes that can be applied to a wide variety of products in a number of markets. PureBright(R), a pulsed-light sterilization technology, is an economical, effective, chemical-free,rapid, on-line process for killing microorganisms. CoolPure(TM), a pulsed-electrical field technology, kills microorganisms in liquid food at moderate temperatures without changing the color, flavor, or texture of the food itself.

Applications for these processes include:
1. sterilization of medical/pharmaceutical products and packaging, 2. sterilization of packaging for foods, 3. purification of water and air, 4. treatment of solid foods to reduce microbial contamination and extend shelf life, and 5. cool preservation of liquid foods.

PRODUCTS THAT SERVE A GLOBAL NEED
Markets for PurePulse products and services are large and worldwide, with major opportunities in Europe and Asia as well as in the U.S. and Canada. All told, a billion dollar cumulative market can be addressed by the products of PurePulse Technologies in the next several years.

BUILDING ON INNOVATIVE ACHIEVEMENTS
Technology and marketing achievements include the following:

- FDA clearance of CoolPure technology for cool preservation of liquid foods.

- FDA clearance of PureBright for food use. Similar approvals being sought in Canada and Europe.

- Regulatory approvals for medical and pharmaceutical sterilization being pursued in cooperation with medical/pharmaceutical manufacturers.

- Medical manufacturers, food processors, and packaging equipment manufacturers now purchasing PureBright pilot lines for development and testing purposes.

- Deliveries of several CoolPure beta site test systems anticipated in FY 1997.

- Serial production and sales of significant PureBright systems for food packaging, water purification, and other applications expected to begin in early 1998.

[Picture appears here]

Medical Applications: sterilization of disposable contact lenses, packaged medical/pharmaceutical products, IV bags, etc.

[Picture appears here]

Water Treatment: in-restaurant use, bottled water, medical and dental applications, and drinking water.

[Picture appears here]

Food Treatment: produce, baked goods, juices, sauces, liquid eggs, meat, poultry, etc.

ENERGY PRODUCTS

[Full-page picture appears here]

Maxwell ultracapacitors will provide high-power acceleration for electric and hybrid/electric vehicles and recover energy during regenerative braking.

Photo Courtesy of: Aerovironment

CHANGING THE WAY SYSTEMS WORK
For more than 30 years, the name Maxwell has been synonymous with the design, development, and manufacture of innovative capacitors and power supplies for unique customer applications. Hundreds of millions of dollars of product development investment over the past three decades have given Maxwell an extensive technology base and unique proprietary processes.

LARGE MARKETS,CHALLENGING APPLICATIONS

Energy Products is strategically positioned to capitalize on emerging markets that require high-performance, high-reliability components and subassemblies.

In the transportation area, Maxwell Technologies' ultracapacitors have the highest energy density and power density of any existing power booster. They can be used in conjunction with batteries or by themselves, and are ideally suited for use in either electric or hybrid/electric vehicles.

LOOKING AHEAD: MARKETS AND OPPORTUNITIES
Energy Products is aggressively capitalizing on its unique products in the commercial marketplace. Maxwell Technologies' ultracapacitors of various sizes are already being evaluated by customers in the automobile, clean-power systems, and communications industries. Electric and hybrid/electric vehicles, as well as uninterruptible power supply applications, are major near-term opportunities for ultracapacitors. Hand-held electronics and portable power tools represent the next generation market. Driving the development work on ultracapacitors are potential markets - such as transportation, power electronics, and power quality -- well in excess of $100 million each.

[Picture appears here]

Medical: filter-capacitors for implantable defibrillators and pacemakers, power-surge protectors for extending the life of X-ray tubes, power supplies for medical lasers, and main discharge capacitors for the worldwide external defibrillator market.

[Picture appears here]

Industrial: power supplies, capacitors and other components used in advanced laser systems. Applications include semiconductor processing, micromachining, and materials processing.

[Picture appears here]

Power Quality: Maxwell ultracapacitors will enable automated factories and data processing facilities to "ride through" temporary power disturbances, with major cost savings per occurrence.

I-BUS

[Full-page picture appears here]

I-Bus SFTA (Scalable Fault Tolerant Architecture) platforms are used in central office switch-rooms for mission-critical applications.

CREATING THE STRATEGIC PARTNERING ENVIRONMENT

Original equipment manufacturers (OEMs) of automated equipment are increasingly turning to external suppliers in their search for cost-effective ways of addressing the needs of their marketplace. Maxwell Technologies' I-Bus operation specializes in the design and manufacture of customized computing products and services tailored to the needs of OEMs.

CUSTOMIZED PRODUCTS
FOR INNOVATIVE APPLICATIONS
As a result of its ability to provide a wide range of PC products, and by focusing on extensive customer support and service, I-Bus has developed close strategic relationships with major clients.

MOVING FORWARD IN GROWTH MARKETS
Large target markets for I-Bus products and services provide substantial opportunities for continued growth. I-Bus currently serves over 400 customers worldwide, with a large portion of its business coming from major OEM relationships. I-Bus product applications include:
- Voice Mail Systems
- Interactive Voice Response Systems
- Medical Equipment Systems
- Document Processing Systems
- Radio Station Control Systems
- In-Flight Entertainment Systems
- Industrial/Manufacturing Control Systems

[Picture appears here]

Computer Telephony: voice mail, interactive voice response, call center automation, call-generating test equipment.

[Picture appears here]

Fault-Tolerant Computer Applications: cost-effective computing platforms for high-end, mission-critical applications.

[Picture appears here]

International Sales: first international sales office opened in London, in October 1996; substantial growth expected from international sales.

INFORMATION SYSTEMS

[Full-page picture appears here]

Maxwell's robust traffic codes allow commuters and travelers in major metropolitan areas such as Los Angeles to access comprehensive, real-time traffic status on Internet Web sites.

Photo Courtesy of: Pierre Kopp

ENHANCING THE WAY WE COMMUNICATE

Maxwell Technologies provides a wide range of network design, support, and implementation services aimed at enabling and improving corporate, institutional, and state and local government intranet and networking capabilities. Through its Network Services (MNS) operations, Maxwell Technologies has successfully expanded and managed large networks, including the statewide University of Georgia system and the Child Support Enforcement network for the State of South Carolina. MNS services range from the support of private networks that service thousands of users, to corporate intranet services. Network integration and management markets are estimated to be $300 billion, growing at 30% annually.

VENDOR OF CHOICE
Maxwell has become a nationally recognized vendor of choice for the applications required to drive the strategy of Intelligent Traffic Systems that the government and industry plan for the remainder of this decade and into the next century.

CONNECTIVITY: RESPONDING TO TOMORROW'S MARKET NEEDS TODAY
Maxwell Technologies' Information Systems subsidiary combines the Company's exceptional computer software experience, talent, and resources to create new business opportunities in several large and growing information technology markets. In the world of Internet technology, Maxwell is a nationally recognized leader in creating innovative real-time traffic applications on the World Wide Web. Real-time traffic information provided on the Web is now available in five cities and is expected to be expanded nationally.

[Picture appears here]

Business Systems: Maxwell's JAMIS Open is believed to be the most advanced project cost, billing, and accounting system available to commercial and government contractors.

[Picture appears here]

Educational Software Products: two multimedia CD-ROM products have been completed -- Physics for the Computer Age and Algebra 1 Multimedia Applications. These products are to be distributed by Glencoe McGraw-Hill.

[Picture appears here]

Criminal Justice Information Systems: $100 million market exists for client-server CJIS solutions for state and local governments. Contracts in Florida totaling $8 million are nearing completion.

FEDERAL DIVISION

[Full-page picture appears here]

Maxwell helped design and manufacture the particle detector used in the Wake Shield disk satellite, which generates an ultra-vacuum environment in space for growing thin semiconductor film.

Photo Courtesy of: NASA

SOLVING COMPLEX PROBLEMS

For more than 30 years, Maxwell Technologies has been a valuable contributor to America's defense, environmental, and space programs, as well as to commercial ventures. Drawing on its unique resources in applied sciences and pulsed power operations and systems, the Company has compiled a long record of success in providing analysis, hardware, and software solutions. The expertise developed over three decades continues to meet the needs of major customers today and forms the basis for expansion into related technologies and additional business with both current and new customers.

TOOLS FOR GROWTH
The new competitive focus on efficiency and federal market synergy provides growing opportunities for the Federal Division to use its extensive capabilities to solve its customers' needs.

CREATING GROWTH OPPORTUNITIES
In the face of declining defense funding, the Federal Division is aggressively seeking new market opportunities. Key achievements include the development of pulsed-power-driven energy release devices for mining and tunneling, creation of software tools for linking real-time calculations of complex systems in space environments, R&D linked to counter-proliferation and counter-terrorism, and development of sensor technology and space experiments.

[Picture appears here]

Pulsed Power Technology: Electro-Blast is a non-toxic, more productive alternative to dynamite in hard rock mining applications.

[Picture appears here]

Advanced Software Products: developing scientific and engineering software to perform satellite design and analysis, seismic event analysis, earthquake ground motion simulations, and networked scientific information systems.

[Picture appears here]

Space Technology: integrating and managing advanced space programs. Developing, integrating, and testing advanced aerospace technologies. Photo Courtesy of: Rockwell International

Five-Year Selected Financial Data
(In thousands except per share amounts & ratios)



                                                                             YEAR ENDED JULY 31
                                                   ---------------------------------------------------------------------
                                                      1996           1995           1994           1993           1992
Sales. . . . . . . . . . . . . . . . . . . .       $  80,911       $ 75,004       $ 85,463       $ 86,902       $ 90,159
Costs and expenses . . . . . . . . . . . . .          92,172         74,588         88,098         85,149         96,851
                                                   ---------       --------       --------       --------       --------
Income  (loss) before income taxes, minority
  interest and loss from cumulative effect
  of change in accounting principle. . . . .         (11,261)           416         (2,635)         1,753         (6,692)
Provision for income taxes . . . . . . . . .           1,296             15         (1,028)           683         (2,745)
Minority interest in net income of
  subsidiary . . . . . . . . . . . . . . . .              50             86             80             48             30
Loss from cumulative effect of change in
  accounting principle . . . . . . . . . . .           2,569             --             --             --             --
                                                   ---------       --------       --------       --------       --------
Net income (loss). . . . . . . . . . . . . .       $ (15,176)      $    315       $ (1,687)      $  1,022       $ (3,977)
                                                   ---------       --------       --------       --------       --------
                                                   ---------       --------       --------       --------       --------
Earnings (loss) per share:
  Primary. . . . . . . . . . . . . . . . . .       $   (5.53)      $    .12       $   (.63)      $    .38       $  (1.50)
  Fully diluted. . . . . . . . . . . . . . .       $   (5.53)      $    .12       $   (.63)      $    .37       $  (1.50)
  Before loss from cumulative effect of
    change in accounting principle . . . . .       $   (4.59)
Cash dividends per share . . . . . . . . . .                                                                    $    .40
Total assets . . . . . . . . . . . . . . . .       $  40,724       $ 52,370       $ 54,322       $ 55,086       $ 59,925
Working capital. . . . . . . . . . . . . . .       $   7,288       $ 17,855       $ 18,091       $ 20,142       $ 18,410
Working capital ratio. . . . . . . . . . . .          1.40:1         2.37:1         2.31:1         2.49:1         2.02:1
Long-term debt . . . . . . . . . . . . . . .       $   1,018       $  1,928       $  2,797       $  1,515       $  2,538
Shareholders' equity at year-end . . . . . .       $  20,745       $ 35,364       $ 34,960       $ 36,645       $ 35,456
Shares outstanding at year-end . . . . . . .           2,844          2,689          2,675          2,675          2,656
Book value per share at  year-end. . . . . .       $    7.29       $  13.15       $  13.07       $  13.70       $  13.35


Maxwell Technologies, Inc., and Subsidiary

Consolidated Balance Sheet
(In thousands)



                                     ASSETS
                                                                                JULY 31
                                                                          1996           1995
Current Assets
  Cash and cash equivalents                                            $  1,465       $  4,053
  Accounts receivable:
     Trade and other, less allowance for doubtful accounts
        of $440 in 1996 and $545 in 1995                                  8,656          9,589
     Long-term contracts                                                  6,917          6,441
                                                                        --------       --------
                                                                         15,573         16,030
  Inventories and inventoried costs relating to
    long-term contracts -                                                 6,808          7,239
  Recoverable income taxes                                                  740            861
  Prepaid expenses                                                          548            572
  Deferred income taxes                                                     161          2,090
                                                                        --------       --------
     Total Current Assets                                                25,295         30,845
Property, Plant and Equipment, net of  accumulated
  depreciation and amortization                                          14,809         20,315
Deposits and Other                                                          620          1,210
                                                                        --------       --------
                                                                       $ 40,724       $ 52,370
                                                                        --------       --------
                                                                        --------       --------


                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Accounts payable                                                     $ 14,231       $  9,400
  Accrued employee compensation                                           2,866          2,681
  Current portion of long-term debt                                         910            909
                                                                        --------       --------
     Total Current Liabilities                                           18,007         12,990

Long-Term Debt                                                            1,018          1,928
Deferred Income Taxes                                                        --            805
Minority Interest and Additional Amounts Contributed                        954          1,283

Shareholders' Equity
  Common Stock, $.10 par value
     Authorized 5,000,000 shares
     Issued and outstanding: 1996 - 2,843,563 shares;
        1995 - 2,689,185 shares                                             284            269
  Additional paid-in capital                                             20,036         18,889
  Deferred compensation                                                    (605)            --
  Retained earnings                                                       1,030         16,206
                                                                        --------       --------
                                                                         20,745         35,364
                                                                        --------       --------
                                                                       $ 40,724       $ 52,370
                                                                        --------       --------
                                                                        --------       --------


Maxwell Technoligies, Inc., and Subsidiary

Consolidated Statement of Income
(In thousands except per share amounts)


                                                  YEAR ENDED JULY 31
                                           ----------------------------------
                                            1996         1995         1994

Sales                                     $  80,911      $75,004     $ 85,463
Costs and expenses:
  Cost of sales                              65,893       56,447       68,555
  Selling, administrative and general
    expenses                                 15,564       13,636       14,068
  Research and development expenses           5,081        5,038        4,794
  Restructure and asset impairment
    losses                                    5,703           --           --
  Loss on closing of Brobeck division            --           --        1,018
Interest expense                                329          315          252
Other-net                                      (398)        (848)        (589)
                                           ---------     --------     --------
                                             92,172       74,588       88,098
                                           ---------     --------     --------
Income (loss)  before income taxes,
  minority interest and loss from
  cumulative effect of change in
  accounting principle                      (11,261)         416       (2,635)
Provision for income taxes                    1,296           15       (1,028)
Minority interest in net income of
  subsidiary                                     50           86           80
Loss from cumulative effect of change
  in accounting principle                     2,569           --           --
                                           ---------      -------     --------
  Net income (loss)                       $ (15,176)     $   315     $ (1,687)
                                           ---------      -------     --------
                                           ---------      -------     --------
Earnings (loss) per share:
  Primary                                 $   (5.53)     $   .12     $   (.63)
                                           ---------      -------     --------
                                           ---------      -------     --------
  Fully diluted                           $   (5.53)     $   .12     $   (.63)
                                           ---------      -------     --------
                                           ---------      -------     --------
  Before loss from cumulative
    effect of change in accounting
    principle                             $   (4.59)
                                           ---------
                                           ---------

Maxwell Technoligies, Inc., and Subsidiary


Report of Ernst & Young LLP, Independent Auditors

Board of Directors and Shareholders
Maxwell Technologies, Inc.

We have audited, in accordance with generally accepted auditing standards, the consolidated balance sheets of Maxwell Technologies, Inc., and subsidiary at July 31, 1996 and 1995 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended July 31, 1996 (not presented separately herein) and in our report dated September 27, 1996, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated in all material respects in relation to the consolidated financial statements from which it has been derived.


/s/Ernst & Young LLP

San Diego, California
September 27, 1996
                                      20

Officers and Directors

Kenneth F. Potashner
  President, Chief Executive Officer and Chief Operating
  Officer, Director
General Donn A. Starry, USA (Ret.)/1/
  Chairman of the Board, Director
Gary J. Davidson
  Vice President-Finance and Administration,
  Chief Financial Officer and Treasurer
Donald M. Roberts
  General Counsel and Secretary
Richard C. Eppel
  Vice President
Kelly T. Hickel
  Vice President
Thomas L. Horgan
  Vice President
Gregg L. McKee, Jr.
  Vice President
Walter P. Robertson
  Vice President
Richard E. Smith
  Vice President
Lewis J. Colby, Jr., Ph.D./2/
  Director, Retired Senior Vice President-
  Technology, Allied-Signal, Inc., Morristown,
  New Jersey
Adolphe G. Gueymard/2/
  Director, Oil and Gas Investments, Houston, Texas
Admiral Thomas B. Hayward, USN (Ret.)/2/
  Director, President and Chief Executive Officer,
Thomas B. Hayward Associates, Honolulu, Hawaii,
  an Asia-Pacific consulting firm
Alan C. Kolb, Ph.D./1/
  Director, Consultant and former Chief Executive Officer of the Company
Henry F. Owsley/2/
  Director, Founding Partner, The Gordian Group,
  New York, New York

Karl M. Samuelian/1/
  Chairman of the Executive Committee,
  Director, Shareholder in the law firm
  of Parker, Milliken, Clark, O'Hara & Samuelian,
  Los Angeles, California
John W. Weil, Ph.D./2/
  Director, President, Weil Associates, Inc.,
  Consultants for Technology Appraisal,
  Bloomfield Hills, Michigan
Auditors
  Ernst & Young LLP, San Diego, California
Transfer Agent and Registrar
  Chase Mellon Shareholder Services,
  Stock Transfer Department
  85 Challenger Road,
  Ridgefield Park, New Jersey 07660
  (800) 522-6645
Corporate Offices
  8888 Balboa Avenue,
  San Diego, California 92123-1506
  (619) 279-5100
Form 10-K
  The Company's Form 10-K annual report is available to shareholders on written request directed to the Vice President-Finance and Administration, at the Company's corporate offices.
Stock Information
  Maxwell Common Stock is traded over the counter and is quoted in the NASDAQ National Market
  System.  The trading symbol is MXWL.
1996 Annual Meeting
  The 1996 Annual Meeting of Shareholders will be held at 10:00 a.m. on Wednesday, January 22, 1997, at the La Jolla Marriott, 4240 La Jolla Village
  Drive, La Jolla, California 92037.  November 26,
  1996, is the record date for determining the shareholders entitled to vote at this meeting.

/1/ Member of the Executive Committee
/2/ Member of the Audit Committee

Maxwell Technologies
8888 Balboa Avenue
San Diego  California  92123-1506 (619) 279-5100
http: //www.maxwell.com